Filed Pursuant to Rule 424(b)(5)
A filing fee of $102,594.50, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the common shares offered under the
Registration Statement (File No. 333-137558) by means of this prospectus.

Chunghwa Telecom Co., Ltd.

(Incorporated as a company limited by shares in the Republic of China)

56,434,790 American Depositary Shares

Representing 564,347,900 Common Shares

This is a global offering of American depositary shares, or ADSs, representing common shares of Chunghwa Telecom Co., Ltd., by the selling shareholders named in this prospectus. Each ADS represents ten common shares. We will not receive any proceeds from the sale of the ADSs. The ADSs are not being offered in the Republic of China. The ADSs are evidenced by American depositary receipts. The underwriters are expected to offer the ADSs in the United States through their respective selling agents.

Concurrently with this offering of ADSs, the Ministry of Transportation and Communications is separately offering 120,000,000 of our common shares in a public auction conducted solely within the Republic of China. We will not receive any proceeds from the sale of those shares.

Our ADSs are listed on the New York Stock Exchange under the symbol “CHT.” On September 28, 2006, the last reported sale price for our ADSs on the New York Stock Exchange was US$16.99 per ADS. Our common shares are listed on the Taiwan Stock Exchange under the number “2412.” On September 28, 2006, the closing price for our common shares on the Taiwan Stock Exchange was NT$53.70 per common share, which was equivalent to approximately US$16.28 per ADS at the Federal Reserve noon buying rate of NT$32.99 to US$1.00 in effect on such date.

See “ Risk Factors” beginning on page 8 to read about factors you should consider before buying ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS		Total
Initial price to public	US$	16.99	US$	958,827,082
Underwriting discount	US$	0.06031	US$	3,403,582
Proceeds, before expenses, to the selling shareholders	US$	16.92969	US$	955,423,500

The underwriters expect to deliver the ADSs through the book-entry transfer facilities of The Depository Trust Company in New York, New York on or about October 4, 2006.

Goldman Sachs International	Morgan Stanley	UBS Investment Bank

Capital Securities (Hong Kong) Ltd.

Prospectus dated September 28, 2006.

All references to “we,” “us,” “our” and “our company” in this prospectus are to Chunghwa Telecom Co., Ltd. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents ten of our common shares. The ADSs are issued under the Deposit Agreement, dated as of July 17, 2003, among Chunghwa Telecom Co., Ltd., The Bank of New York and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the Republic of China government” are to the government of the Republic of China. All references to the “Ministry of Transportation and Communications” are to the Ministry of Transportation and Communications of the Republic of China. All references to “National Communications Commission” are to the National Communications Commission of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Financial Supervisory Commission of the Republic of China or its predecessors, as applicable. “ROC GAAP” means the generally accepted accounting principles of the Republic of China, and “US GAAP” means the generally accepted accounting principles of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

This prospectus contains translations of certain New Taiwan dollar amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All such translations have been made at the noon buying rate in The City of New York for cable transfers of New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of New Taiwan dollars into U.S. dollars have been made at the noon buying rate in effect on June 30, 2006, which was NT$32.33 to US$1.00. We make no representation that the New Taiwan dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or New Taiwan dollars, as the case may be, at any particular rate or at all. On September 28, 2006, the noon buying rate was NT$32.99 to US$1.00. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

i

PROSPECTUS SUMMARY

In addition to this summary, you should read the entire prospectus carefully, especially the discussion of the risks of investing in our ADSs described under “Risk Factors,” and the other information incorporated by reference in this prospectus, before deciding whether to buy our ADSs.

Business

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenues. As an integrated telecommunications service provider, our principal services include:

•	fixed line services, including local, domestic long distance and international long distance telephone services;

•	wireless services, including cellular and paging services; and

•	Internet and data services, including HiNet, our Internet service provider, asymmetrical digital subscriber line services and leased line services.

As our traditional fixed line business has matured and new technologies have become available, we have pursued new growth opportunities in the cellular and Internet and data services markets. We are focusing on enhancing our leading position in each of our principal lines of business, and expanding into new lines of business such as third generation cellular services. We enjoy leading positions across a number of areas:

•	we are Taiwan’s largest provider of fixed line services in terms of both revenues and subscribers;

•	we are Taiwan’s largest provider of cellular services in terms of both revenues and subscribers;

•	we are Taiwan’s largest broadband Internet access provider as well as Taiwan’s largest Internet service provider in terms of both revenues and subscribers; and

•	we are also a leading player in the data communications market in Taiwan.

In 2005, our revenues were NT$184.7 billion, our net income was NT$33.3 billion and our net income per share was NT$3.45.

We believe that our primary competitive strengths are:

•	Our position as the only integrated, full-service telecommunications service provider in Taiwan. We are the largest telecommunications service provider in Taiwan, with a leading position in local, domestic long distance and international long distance telephone services, wireless services and Internet and data services. We believe we have a competitive edge over our competitors because of the following factors:

•	our ability to offer a broad range of communications products and services;

•	our broad network coverage and superior network quality;

•	our strong brand awareness, extensive distribution channels and high-quality customer service;

•	our operational expertise; and

•	our comprehensive customer billing infrastructure.

•	Our capital resources and technology, which we believe we can build on to expand our leading position in the growing cellular and Internet and data services markets, including through the construction of our next generation network, continued upgrades of our third generation cellular network, the continued rollout of our Internet protocol-based multimedia on demand services and our rollout of voice over Internet protocol services. We believe we enjoy the following competitive advantages:

•	our established position in growing markets;

•	our strong capital structure;

•	our advanced network technology; and

•	our research and development expertise.

Our Privatization and Our Relationship with the Republic of China Government

We were established as a company on July 1, 1996 as a result of the separation of the business and regulatory functions of the Directorate General of Telecommunications of the Republic of China, or the Directorate General of Telecommunications. We were privatized in August 2005, when holdings of our common shares by the government, together with any entity majority-owned by the government, became less than 50%. As a result, under Republic of China laws, rules and regulations, we are no longer deemed to be a state-owned enterprise. When we refer to our “privatization” or our being “privatized” in this prospectus, we mean our status as a non-state-owned entity after the government reduced its ownership of our outstanding common shares, including our common shares owned by entities majority-owned by the government, to less than 50%.

The Ministry of Transportation and Communications, on behalf of the Republic of China government, currently owns approximately 42.21% of our outstanding common shares, and will own approximately 35.59% of our outstanding common shares upon the completion of this offering and the concurrent public auction of our common shares within the Republic of China. Through other government-controlled entities, the Republic of China government owns an additional 0.52% of our outstanding common shares as of August 17, 2006. Since our privatization in August 2005, the responsibility for the management of the common shares held by the Ministry Transportation and Communications has been transferred to the Government-Owned Shares Management Committee of the Ministry of Finance of the Republic of China, or the Ministry of Finance, in accordance with the Guideline for Managing and Disposing of Government-Owned Shares and the Guideline for the Establishment of the Government-owned Shares Management Committee of the Ministry of Finance. The government may, in the future, restructure its ownership of our common shares by transferring them to another government agency or state-owned entity or may change the entity that has managing authority over the portions of our common shares that are government-owned, and our relationship with the government and the Ministry of Transportation and Communications may change.

The government continues to be one of our largest customers. We transact our business with various departments and agencies of the government, as separate customers, on an arms’ length basis. The government also has the power to take actions with respect to our networks in the interests of national security.

Corporate and Other Information

Our ADSs have been listed on the New York Stock Exchange, or the NYSE, since July 17, 2003. Our common shares have been listed on the Taiwan Stock Exchange since October 27, 2000. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China, and our telephone number is 886-2-2344-5488. Our website is www.cht.com.tw. Information contained on our website does not constitute a part of this prospectus. The Bank of New York is the depositary for our ADSs. The depositary’s office is located at 101 Barclay Street, 22nd Floor, New York, New York, 10286, U.S.A., and its telephone number is 1-212-815-4904.

The Offering

Offering price	US$16.99 per ADS

Selling Shareholders	The Ministry of Transportation and Communications of the Republic of China and Taiwan Mobile Co., Ltd.

ADSs offered	56,434,790 ADSs

ADSs outstanding after this offering	302,477,909 ADSs

ADSs	Each ADS represents the right to receive ten common shares, par value NT$10 per share. The ADSs are evidenced by American depositary receipts, or ADRs, issued by the depositary.

Common shares outstanding prior to and after this offering

9,455,724,900 common shares (not including 212,120,193 common shares which are expected to be issued in October 2006 in connection with our share dividend in respect of the year ended December 31, 2005 payable to holders of record as of August 10, 2006).

Concurrent public auction within the Republic of China

Concurrently with this offering, the Ministry of Transportation and Communications of the Republic of China is separately offering 120,000,000 common shares in a public after hour auction conducted on the Taiwan Stock Exchange solely within the Republic of China. The base price for the auction is NT$51.00 per common share, representing a discount of approximately 5.0% below the closing price of our common shares on the Taiwan Stock Exchange on September 28, 2006, the date of the auction.

Trading market for our common shares	The only trading market for our common shares is in Taiwan. Our common shares have been listed on the Taiwan Stock Exchange since October 27, 2000 under the number “2412.”

Dividends

Purchasers of ADSs in this offering will not be eligible to receive the dividend of NT$4.50 per share declared in respect of the year ended December 31, 2005, payable to holders of record as of August 10, 2006.

New York Stock Exchange symbol for the ADSs	“CHT”

Use of proceeds	We will not receive any proceeds from this offering or the concurrent public auction of our common shares within the Republic of China.

Depositary	The Bank of New York

Risk Factors	See “Risk Factors” and the other information contained or incorporated by reference into this prospectus before deciding to invest in our ADSs.

Summary Financial Information

The summary income statement data and cash flow data for the years ended December 31, 2003, 2004 and 2005, and the summary balance sheet data as of December 31, 2004 and 2005, set forth below are derived from our audited financial statements included in our annual report on Form 20-F incorporated by reference into this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to these financial statements and the related notes. The summary income statement data and cash flow data for the six months ended June 30, 2005 and 2006 and the summary balance sheet data as of June 30, 2006 set forth below are derived from our unaudited interim condensed financial statements included in our report on Form 6-K submitted to the U.S. Securities and Exchange Commission, or the SEC, on September 22, 2006 and incorporated by reference into this prospectus. The summary balance sheet data as of December 31, 2003 set forth below are derived from our audited financial statements not included in this prospectus. The summary balance sheet data as of June 30, 2005 set forth below are derived from our unaudited financial statements not included in this prospectus. Our financial statements are prepared in accordance with US GAAP.

	As of or for the year ended December 31,			As of or for the six months ended June 30,
	2003	2004	2005	2005	2006
	(in billions, except per share, percentage and per pro forma ADS information)
	NT$	NT$	NT$	NT$	NT$
Income Statement Data:
Revenues	182.5	185.2	184.7	90.7	91.4

Operating costs and expenses:
Costs of services(1)	59.6	60.3	70.1	29.6	32.1
Marketing(1)	20.0	19.3	23.7	9.3	9.9
General and administrative(1)	2.7	2.5	3.5	1.4	1.8
Research and development(1)	2.6	2.5	3.1	1.2	1.4
Depreciation and amortization—costs of services	39.2	38.4	38.8	19.2	19.2
Depreciation and amortization—operating expenses	2.4	2.3	2.4	1.2	1.2

Total operating costs and expenses	126.5	125.3	141.6	61.9	65.6

Operating income	56.0	59.9	43.1	28.8	25.8
Other income(2)	2.2	2.7	4.0	1.9	1.7
Other expenses(3)	0.6	0.4	1.1	0.1	0.2

Income before income tax	57.6	62.2	46.0	30.6	27.3
Income tax	10.3	11.3	12.7	5.7	7.5

Net income	47.3	50.9	33.3	24.9	19.8

Net income per share(4)	4.90	5.28	3.45	2.52	2.03
Net income per pro forma equivalent ADS(5)	49.04	52.78	34.51	25.21	20.30

Balance Sheet Data:
Cash and cash equivalents	13.5	29.3	41.9	51.4	63.2
Property, plant and equipment—net	329.7	311.6	293.5	299.7	282.6
Total assets	429.7	438.4	395.2	455.9	405.5
Total debt	0.7	0.7	0.5	0.5	0.3
Total liabilities	118.9	119.7	67.4	157.4	107.8
Capital stock	96.5	96.5	96.5	96.5	94.6
Total stockholders’ equity	310.8	318.7	327.8	298.5	297.7

Cash Flow Data:
Net cash provided by operating activities	93.6	91.6	86.2	37.5	46.0
Net cash used in investing activities	32.2	32.4	28.0	15.2	13.1
Net cash used in financing activities	55.5	43.4	45.5	0.2	11.6
Capital expenditures	32.2	22.9	22.9	9.8	11.9

Other:
Cash dividends declared per share	4.50	4.70	4.30
Stock dividends declared per share	—	—	0.20
Dividend yield(6)	9.1%	7.5%	7.9%
Net margin(7)	25.9%	27.5%	18.0%	27.4%	21.6%
Total debt to shareholders’ equity(8)	0.2%	0.2%	0.1%	0.2%	0.1%

(1)	Excludes related depreciation and amortization.
(2)	Includes interest income of NT$100 million, NT$224 million and NT$452 million in 2003, 2004 and 2005, respectively, and NT$216 million and NT$314 million in the six months ended June 30, 2005 and 2006, respectively.
(3)	Includes interest expense of NT$43 million, NT$5 million and NT$2 million in 2003, 2004 and 2005, respectively, and NT$1 million and NT$1 million in the six months ended June 30, 2005 and 2006, respectively.
(4)	Net income per share is the same on both basic and diluted basis.
(5)	Each equivalent ADS represents ten of our common shares.
(6)	Dividend yield is calculated as dividends per share declared for the year divided by the price per share at the end of the year, expressed as a percentage.
(7)	Net margin is calculated as net income divided by revenues for the relevant period, expressed as a percentage.
(8)	Total debt to shareholders’ equity is calculated as total debt divided by total shareholders’ equity for the relevant period, expressed as a percentage.

RISK FACTORS

You should carefully consider the risks described below and the other information contained or incorporated by reference in this prospectus before deciding to invest in our ADSs.

Risks Relating to Our Company and the Taiwan Telecommunications Industry

We were privatized in August 2005, so we have a very limited history of operations as a non-state-owned enterprise. We may not enjoy the benefits of privatization as quickly as we anticipate or at the level that we expect.

Before we were privatized in August 2005, our business and operations were subject to extensive regulation under Republic of China laws, rules and regulations applicable to state-owned enterprises. As a result, we only have a very limited history of operations as a non-state-owned enterprise. We cannot assure you that we will be successful in achieving the benefits we expect from our privatization, such as increased management flexibility in implementing measures to improve our cost structure, efficiently operate our business and expand into new businesses in a timely manner or at all. Factors that may cause the actual benefits we may enjoy from privatization to deviate from our expectations include:

•	adverse developments in our relations with our labor union that affect our costs, including with respect to pension and other benefits, and efficient management of our workforce;

•	costs and inefficiencies associated with replacing employees who retire or depart from our company in connection with our privatization;

•	increased costs with respect to our plans to incentivize employees through contributions to employee child education funds, performance-based cash bonuses and company subsidized purchases by employees of our common shares;

•	changes in regulations affecting us following our privatization; and

•	the speed with which we are able to implement more efficient procurement and other management systems, and the resulting levels of cost savings.

We and our largest shareholder faced opposition to offerings of our shares and ADSs in the past and could encounter similar legal or other challenges in connection with this offering and/or any future offerings of our shares.

We and our largest shareholder faced opposition to offerings of our shares and our privatization from certain interested groups in the Republic of China in the past. These opposition groups, including our labor union, took a series of legal and non-legal actions challenging the validity of, or otherwise disrupting, previous offerings of our shares. The approaches employed by these groups included holding strikes, filing legal actions in Republic of China courts, lodging complaints about members of our senior management with public prosecutors and contacting relevant authorities, including the SEC, in an effort to stop our common share and ADS sales. Moreover, the Legislative Yuan and the Control Yuan of the Republic of China also took actions against or affecting offerings of our shares in the past. For example, on January 12, 2006, the Legislative Yuan passed a resolution stating that since the Ministry of Transportation and Communications has not been in compliance with the Legislative Yuan resolutions of May 27, 2005, which attempted to stop our privatization activities, we should cease all activities relating to the sale of our common shares, and the relevant staff-in-charge of the Ministry of Transportation and Communications should be subject to administrative sanctions. In addition to these resolutions, the Legislative Yuan also passed resolutions on May 30, 2003 and June 10, 2004 in attempts to stop our privatization activities.

We cannot assure you that these interested groups, or any other third parties, will not take any legal or other actions to disrupt this offering and/or any future offerings of our shares or that any adverse consequence resulting from any such actions will not materially and adversely affect us or create uncertainties with respect to this offering or any future offerings of our shares, as well as the market prices of our ADSs and common shares. In addition, we cannot assure you that the Legislative Yuan, the Control Yuan or branches of the Republic of China government will not take other actions in connection with this offering and/or any future offerings of our shares that will have a material adverse effect on our business, financial condition, results of operations and prospects, as well as materially and adversely affect the trading prices for our ADSs and common shares.

Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our business may suffer.

As a telecommunications service provider in Taiwan, we are subject to extensive regulation. Prior to March 1, 2006, we were under the supervision of the Ministry of Transportation and Communications and the Directorate General of Telecommunications. On March 1, 2006, the National Communications Commission was formed in accordance with the National Communications Commission Organization Law, or Organization Law, which was intended to transfer regulatory authority over the Taiwan telecommunications industry from the Ministry of Transportation and Communications and the Directorate General of Telecommunications to the National Communications Commission.

The National Communications Commission is currently comprised of nine commissioners who have been recommended by the government and opposition political parties in the Legislative Yuan, as well as recommended by the Executive Yuan and approved by the Legislative Yuan. However, the Executive Yuan considered the composition of the National Communications Commission unconstitutional and petitioned the Grand Justices of the Republic of China, or the Grand Justices, to interpret the constitutionality of the formation of the National Communications Commission and the procedure for nominating commissioners to serve on the National Communications Commission. On July 21, 2006, the Grand Justices rendered an interpretation and held that the relevant provisions under the Organization Law as to the nomination procedures for the commissioners of the National Communications Commission were unconstitutional. However, the Grand Justices granted a grace period allowing such provisions of the Organization Law to remain in effect until December 31, 2008. Consequently, the National Communications Commission will have the authority at least until the end of 2008. In addition, the Ministry of Transportation and Communications and the National Communications Commission are in the process of allocating responsibilities between them which are not clearly provided for in the Organization Law. We cannot predict the manner in which the National Communications Commission will exercise its authority over us or the extent to which our relationship with the National Communications Commission will differ with our relationship with the Ministry of Transportation and Communications. Any changes in the regulatory environment applicable to us may adversely affect our business, financial condition and results of operations.

We have been designated by the government as a dominant provider of fixed line and cellular services within the meaning of applicable telecommunications regulations, and as a result, we are subject to special additional requirements imposed by the National Communications Commission. For example, the regulation governing setting and changing of tariffs allows non-dominant telecommunications service providers greater freedom to set and change tariffs within the range set by the government. If we are unable to respond effectively to tariff changes by our competitors, then our competitiveness, market position and profitability will be materially and adversely affected. We were subject to the Statute of Chunghwa Telecom Co., Ltd. prior to our privatization. Although we have been privatized, the Legislative Yuan has not yet abolished the Statute of Chunghwa Telecom Co., Ltd., and at this time, the Statute of Chunghwa Telecom Co., Ltd. is still applicable to us. Under the Statute of

Chunghwa Telecom Co., Ltd., the Ministry of Transportation and Communications has the authority to regulate aspects of our business. Any such regulation could be burdensome or conflict with regulations of the National Communications Commission or may otherwise adversely affect our business, financial condition and results of operations.

The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future decreases in tariff policies and rates could immediately and substantially decrease our revenues. In particular, as a Type I service provider under the Telecommunications Act, we are constrained in our ability to raise tariffs. Furthermore, the National Communications Commission is considering a number of changes to the tariff structures relating to our local telephone, cellular and leased line services. See “Recent Developments — Recent Regulatory Developments — Tariff Control and Price Cap Regulation.” We cannot assure you that any of the above changes would not have a material adverse effect on our financial condition and results of operations.

In addition, we operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate our business in the manner we desire, then our financial condition and results of operations, as well as prospects, will suffer.

Increasing competition resulting from the ongoing liberalization of the Taiwan telecommunications industry or from alternative means of communication may materially and adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

We have faced increasing competition from new entrants in the Taiwan telecommunications market in recent years. In particular, multiple licenses to operate fixed line, cellular, paging and other services have been issued by the Republic of China government since 1996. Furthermore, three additional operators began providing fixed line services in June 2001, and licenses were granted to four undersea cable operators to engage in the undersea cable leased-circuit business in August 2001. In addition, the government awarded third generation cellular services concessions to five companies in February 2002, including two new cellular operators. Since early 2004, the government has also issued four mobile virtual network operator licenses that allow operators without a spectrum allocation to provide cellular services by leasing the network capacity and facilities from a licensed cellular service provider. The agreement as to local loop unbundling of voice was first entered into in June 2004, and we subsequently completed negotiations on full local loop unbundling of both voice and data with one fixed line operator in July 2005. While we expect competition to intensify from local loop unbundling, we believe its impact will be limited. However, the National Communications Commission is proposing to define local loop as facilities “at the bottleneck of telecommunications networks” in accordance with the Regulations Governing Fixed Network Telecommunications Businesses, which would mean that the National Communications Commission may set the tariffs we are able to charge for local loop services at cost instead of on the basis of commercial negotiations. On July 26, 2006, the National Communications Commission invited the public to make submissions relating to this proposal.

Many of our competitors are in alliances with leading international telecommunications service providers and have access to financial and other resources or technologies that may not be available to us. Moreover, as the government continues to liberalize the telecommunications market, such as through the issuance of new licenses or establishment of additional networks, our market position and competitiveness could be materially and adversely affected.

In addition, the focus of competition among cellular service providers in Taiwan has been shifting, as companies that traditionally offered second generation services, such as us, began offering third generation services, and as new third generation service providers started to enter the market. As a result, we expect competition in third generation services to continue to intensify. We may also be subject to competition from providers of new telecommunications services as a result of technological development and the convergence of various telecommunications services. In particular, as a result of technological innovations and other factors, we have been facing competition from alternative means of communication, including voice over Internet protocol, high-speed cable Internet service, cable telephony, e-mail and wireless services. Providers of these products and services include cable television companies, direct broadcast satellite companies and digital subscriber line resellers.

Increasing competition may also cause the rate of our customer growth to reverse or decline, bring about further decreases in tariff rates and necessitate increases in our selling and promotional expenses. Any of these developments could materially and adversely affect our business growth and profitability, as well as our financial condition and results of operations.

If we fail to maintain a good relationship with our labor union, work stoppages or labor unrest could occur and the quality of our services as well as our reputation could suffer.

As of June 30, 2006, substantially all of our employees were members of our labor union. Since our incorporation in 1996, we have experienced disputes with our labor union on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. In particular, our labor union initiated a demonstration in August 2000 to express concerns over job security after our privatization. In addition, one of our directors has been designated by the Republic of China government as a labor union representative on our board. Any deterioration of our relationship with our labor union could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, and materially and adversely affect the quality of our services and harm our reputation. The latest collective bargaining agreement, which was entered into between us and our labor union on January 6, 2006 and commenced in effect from March 3, 2006, will result in us having to incur higher costs in connection with the implementation of certain incentive programs, including employee skill development programs, as well as employee child education funds, company subsidized share purchases by employees, and discretionary, performance-based cash bonuses. We cannot accurately quantify the increase in costs at this time, but we expect that it may be material.

Changes in technology may render our current technologies obsolete or require us to obtain licenses for introducing new services or make substantial capital investments, financing for which may not be available to us on favorable commercial terms.

The Taiwan telecommunications industry has been characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we expect that we will need to constantly upgrade our telecommunications technologies and services in order to respond to competitive industry conditions and customer requirements. Developments of new technologies have rendered some less advanced technologies unpopular or obsolete. For example, demand for our paging services has declined significantly since the introduction of our cellular services. As a result, we recognized an impairment charge of NT$343 million relating to our paging business in 2005. If we fail to develop, or to obtain timely access to, new technologies and equipment, or if we fail to obtain the necessary licenses to provide services using these new technologies, we may lose our customers and market share and become less profitable. For example, we began offering multimedia on demand services in March 2004. Although we were not, and are not, in compliance with some applicable ownership restrictions under the Cable Radio and Television Law of the Republic of China, or the Cable Radio and Television Law, we were nevertheless granted a permit as a fixed line operator to offer cable television services by the Government Information Office, the regulatory authority previously governing the cable television industry. However, the National Communications Commission, which has been responsible for administering regulations in this area since March 1, 2006, issued an order on August 23, 2006 requesting us to open our multimedia on demand services platform to non-Chunghwa Telecom HiNet subscribers and other service operators and content providers by December 31, 2006 and prohibiting us from producing our own media content. If we comply with the requests listed in this order, our multimedia on demand services will not be deemed to be a cable radio and television system as defined in the Cable Radio and Television Law, and we will not be considered a cable, radio or television system operator under the Cable Radio and Television Law with respect to this business. As a result, we will not be subject to the ownership restrictions. We are currently in discussions with the National Communications Commission regarding opening of our multimedia on demand services. However, we cannot predict the outcome of the discussions and we cannot assure you that we will no longer be subject to the ownership restrictions. As long as these restrictions continue to apply, we cannot assure you that fines will not be imposed and our cable operator license will not be revoked. Moreover, our plans to introduce voice over Internet protocol telephone services have also been delayed because the applicable regulatory authority has not issued the requisite approvals to any operator.

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order for us to effectively respond to technological changes, such as the continued expansion of our third generation cellular mobile network. We will also need to make additional capital expenditures relating to the launch of new businesses, including multimedia on demand, asymmetrical digital subscriber line services, fiber-to-the-building services and voice over Internet protocol services, and the implementation of a network modernization program, including the planned migration of our fixed line networks to next generation networks. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations and cash flows, prevailing economic conditions in Taiwan and the prevailing market conditions in the Taiwan and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals.

The failure to obtain funding for our capital expenditures on commercially acceptable terms and on a timely basis, or at all, could jeopardize our expansion plans and materially and adversely affect our business, competitive position and prospects.

We may not realize the benefits we expect from our investments, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2005, we had capital expenditures in relation to our network infrastructure and information technology systems of NT$22.9 billion. Of this amount, we had capital expenditures of NT$5.2 billion in our fixed line services, NT$4.4 billion in our cellular services, NT$12.7 billion in our Internet and data services and NT$0.6 billion in other areas. In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to incur substantial capital expenditures to further develop our range of services and products. Commercial acceptance by consumers of new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet customers’ demands, thus impairing our expected return from our investments.

We cannot assure you that services enabled by new technologies we implement, such as third generation cellular technology, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that our estimate of the necessary capital expenditure to offer such services will not be exceeded.

New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations.

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. For example, Chunghwa Investment Co., Ltd, a company in which we hold a 49% interest and which we account for using the equity method, suffered losses in 2004. As a result, the carrying value of Chunghwa Investment in our financial statements was reduced from NT$987 million in 2003 to NT$930 million in 2004. These losses were partially attributable to the write-off of certain short-term investments in the amount of NT$80 million that were not authorized by Chunghwa Investment, but were made by the then chairman of Chunghwa Investment, Mr. Jing-Biao Hu, who was removed from office on December 31, 2004. In addition, another of our investments, the Taipei Financial Center Corporation, in which we hold an 11.8% interest and which we account for using the cost method, has recently commenced commercial operations after completing construction of Taipei 101, which it owns and which is the tallest building in Taiwan. In 2005, we recognized a loss of NT$740 million in relation to this investment. We cannot assure you that any unprofitable equity investments will not have a material adverse effect on our financial condition and results of operations.

Our ability to deliver services may be interrupted due to a systems failure or shutdown in our networks.

Our services are currently carried through our fixed line and cellular telecommunications networks, as well as through our transmission networks comprised of optical fiber cable, microwave, submarine cable and satellite transmission links. Our networks may be vulnerable to damage or interruptions in operations due to adverse weather conditions, earthquakes, fires, power loss, telecommunications failures, software flaws, transmission cable cuts or similar events. Any failure of our networks, servers, or any link in the delivery chain that results in an interruption in our operations or an interruption in the provision of any of our services, whether from operational disruption, natural disaster, military or terrorist activity, or otherwise, could damage our ability to attract and retain subscribers and materially and adversely affect our business, financial condition, results of operations and prospects.

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are pursuing a number of new growth opportunities in the broader telecommunications industry, including wireless data services, multimedia on-demand services and voice over Internet protocol services. These opportunities involve new services for which there are no proven markets. Our ability to deploy and deliver these services will depend, in many instances, on new and unproven technologies. These new technologies, such as third generation cellular telecommunications technologies, may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our wireless data services is substantially dependent on the availability of wireless data applications and devices that are being developed by third-party developers. These applications or devices may not be sufficiently developed to support the deployment of our wireless data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, then our revenue growth and profitability, as well as our financial condition and results of operations, will be materially and adversely affected.

We depend on select personnel and could be affected by the loss of their services.

We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. In particular, we are not insured against the loss of any of our personnel. Moreover, we may be required to increase substantially the number of these employees in connection with any expansion, and there is intense competition for experienced personnel in the Taiwan telecommunications industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain personnel. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations, and materially and adversely affect the quality of our services and harm our reputation.

Our largest shareholder may take actions that conflict with our public shareholders’ best interests.

As of August 17, 2006, the Republic of China government, through the Ministry of Transportation and Communications and other government-controlled entities, owned approximately 42.73% of our outstanding common shares, and will own approximately 36.12% of our outstanding common shares after the completion of this offering and the concurrent public auction of our common shares within the Republic of China. Accordingly, the government, through its control over our board, may continue to have the ability to control our business, including matters relating to:

•	any sale of all or substantially all of our assets;

•	the approval of our annual operation and projects budget;

•	the composition of our senior management;

•	the timing and distribution of dividends;

•	the election of a majority of our directors and supervisors; and

•	our business activities and direction.

In addition, pursuant to the Republic of China Telecommunications Act, or the Telecommunications Act, and our articles of incorporation, our board of directors approved the issuance of two preferred shares on March 28, 2006 to the Ministry of Transportation and Communications. The Ministry of Transportation and Communications, as the holder of these preferred shares, has the right to veto any change in our name or our business and any transfer of the whole or the main part of our business or property and to act as a director and supervisor. Under our articles of incorporation, these preferred shares are non-transferable and will be redeemed by us three years after the record date of their issuance at their par value.

The value of your investment may be reduced by future sales of our ADSs or common shares by us, by the Republic of China government or by other shareholders.

Except for the sale of ADSs to the underwriters in this offering and the concurrent public auction of our common shares within the Republic of China, we and the Ministry of Transportation and Communications have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, hedge or otherwise dispose of any of our common shares or securities convertible into or exchangeable for our common shares, including ADSs, for a period of 90 days after the date of this prospectus, which may be extended under certain circumstances, except with the prior written consent of the representatives of the underwriters. After the completion of this offering and the concurrent domestic share auction, approximately 35.59% of our outstanding common shares, which consist entirely of common shares that are owned by the Ministry of Transportation and Communications, are subject to these lock-up agreements. The representatives may, in their discretion, waive or terminate these restrictions. See “Shares Eligible for Future Sale” for a discussion of restrictions that may apply to future sales of our ADSs or common shares and for a discussion of exceptions to the lock-ups described above.

Sales of substantial amounts of ADSs or common shares by the government or any other shareholders in the public market, or the perception that future sales may occur, could depress the prevailing market price of our ADSs and common shares.

We may be sanctioned or lose our licenses for violations of limits on foreign ownership of our common shares, and these limits may materially and adversely affect our ability to obtain financing.

The laws of the Republic of China limit foreign ownership of our common shares. Prior to March 1, 2006, the Ministry of Transportation and Communications, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the National Communications Commission, on March 1, 2006, the National Communications Commission replaced the Ministry of Transportation and Communications as the competent authority under the Telecommunications Act pursuant to the Organization Law. However, it is unclear whether the National Communications Commission (instead of the Ministry of Transportation and Communications) has the authority to prescribe the limits of foreign ownership of our common shares. On July 19, 2006, the Ministry of Transportation and Communications increased our foreign ownership limitation from 40% to 49% pursuant to the Telecommunications Act. Since our foreign ownership is above 40%, we could be deemed in violation of the foreign ownership limitations if it is determined that the Ministry of Transportation and Communications did not have authority to increase our foreign ownership limit to 49% as it purported to do on July 19, 2006. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the National Communications Commission will exercise its authority over us, and the National Communications Commission could decline to raise, or determine to reduce, this ownership limitation.

In addition, the Cable Radio and Television Law, under which we operate our multimedia on demand business, provides that direct foreign ownership in a cable operator may not exceed 20%, and that the combined direct and indirect foreign ownership in a cable operator may not exceed 60%. We were granted a license under this law, even though we were not, and are not, in compliance with this and other ownership restrictions. However, the National Communications Commission, which has been responsible for administering regulations in this area since March 1, 2006, issued an order on August 23, 2006 requesting us to open our multimedia on demand services platform to non-Chunghwa Telecom HiNet subscribers and other service operators and content providers by December 31, 2006. If we comply with the requests listed in this order, our multimedia on demand services will not be deemed to be a cable radio and television system as defined in the Cable Radio and Television Law, and we will not be considered a cable, radio or television system operator under the Cable Radio and Television Law with respect to this business and therefore not subject to ownership limitations. We are currently in discussions with the National Communications Commission regarding opening of multimedia on demand services.

Since it is unclear whether it is the National Communications Commission or the Ministry of Transportation and Communications that has the authority to exercise power with respect to our foreign ownership limitations, we cannot assure you that we will not violate the limits on our foreign ownership under the Telecommunications Act, and that any adverse consequence arising from such violation will not materially and adversely affect us or this offering. Moreover, since we are unable to control ownership of our common shares or ADSs representing our common shares, and because we have no ability to stop transfers among shareholders, to force particular shareholders to sell their shares, or otherwise remedy a breach of these foreign ownership limits, we may be subject to monetary fine or lose our licenses through no fault of our own. We do not have any effective means to protect our business from this risk. In that event, our business could be disrupted, our reputation could be damaged and the market price of our ADSs and common shares could decline. These limitations may also materially and adversely affect our ability to obtain adequate financing to fund our future capital requirements or to obtain strategic partners, and alternate forms of financing may not be available on terms favorable to us or at all.

Actual or perceived health risks related to cellular handsets and base stations could lead to decreased cellular telephone usage and difficulties in increasing network coverage and could expose us to potential liability.

According to some published reports, the electromagnetic signals from cellular handsets and cellular base stations may pose health risks or interfere with the operation of electronic equipment. Although the findings of those reports are disputed, actual or perceived risks of using cellular telecommunications devices or of base stations could have a material adverse effect on cellular service providers, including us. For example, our customer base could be reduced, our customers may reduce their usage of our cellular services or we could encounter difficulties in obtaining sites for additional cellular base stations required to expand our network coverage. As a result, our cellular business may generate less revenue and our financial condition and results of operations may be materially and adversely affected. In addition, we could be exposed to potential liability for any health problems caused by cellular handsets and base stations.

The market value of your investment may fluctuate due to financial results released in the Republic of China that are prepared on a basis that is different from generally accepted accounting principles in the United States.

Our ongoing financial reporting with the SEC is currently under US GAAP. Beginning in 2008, we plan to prepare our financial reporting with the SEC under generally accepted accounting principles in the Republic of China, or ROC GAAP, with reconciliation to US GAAP in accordance with the requirements of the SEC. Furthermore, before we were privatized, under laws and regulations applicable to state-owned enterprises, our financial statements prepared for reporting purposes in the Republic of China were subject to government review and audit, and the government had required adjustments to be made to our internally prepared and audited financial statements prior to approving our official government audited financial statements. These adjustments had affected our reported revenues, expenses, income before tax and income available for distribution of dividends. However, the financial statements presented in this prospectus were not subject to adjustment under the government review and audit process. Our reported financial condition and results of operations under US GAAP may differ significantly from ROC GAAP. The price of our common shares trading on the

Taiwan Stock Exchange may be based on, among other things, our financial statements prepared for ongoing reporting purposes in the Republic of China, and this in turn may affect the market price of our ADSs.

We are subject to litigation that could expose us to substantial liabilities.

We are from time to time involved in litigation, arbitration or administrative proceedings in the ordinary course of our business. See “Item 4. Information on the Company — B. Business Overview — Legal Proceedings” in our annual report on Form 20-F for the fiscal year ended December 31, 2005 incorporated by reference into this prospectus. We cannot predict the outcome of these proceedings, and we cannot assure you that if a judgment is rendered against us in any or all of these proceedings, our financial condition and results of operations would not be materially and adversely affected.

Investor confidence in us may be adversely impacted if we or our independent registered public accountants are unable to attest to the effectiveness of our internal control over financial reporting as of December 31, 2006 as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in its annual report on Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accountants must attest to and report on the design and operating effectiveness of and management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2006.

We cannot assure you that our management will be able to conclude that our internal control over financial reporting is effective when the requirements of Section 404 become applicable to us. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still conclude that our internal control is not effective due to any inability to fully remedy the material weaknesses already reported to our audit committee by our independent registered public accounting firm or additional material weaknesses that may be identified during the Section 404 audit process or other reasons. Furthermore, during the course of the evaluation, documentation and attestation, we may identify weaknesses and deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our actual pension obligations may be significantly higher than what we have provided for under current actuarial assumptions and may also differ from actual experience.

As of December 31, 2005, our estimated pension obligations totaled NT$1.7 billion. We have provided for our pension obligations by making contributions to our pension plans, and the fair value of our pension plan assets was NT$1.6 billion as of December 31, 2005. We intend to contribute NT$1.7 billion to our pension plans in 2006, of which contributions of NT$0.9 billion have been made in the six months ended June 30, 2006. We determined our estimated pension obligations based on a number of actuarial assumptions, including an estimated discount rate, rate of employee compensation increase and rate of return on plan assets. To the extent these assumptions are different from actual experience, our actual pension obligations could increase. In the event there were a significant increase in our pension obligations, such increase could have a material adverse effect on our financial condition and results of operations.

Risks Relating to the Republic of China

We face substantial political risks associated with doing business in Taiwan, particularly due to recent domestic political events and the tense relationship between the Republic of China and the People’s Republic of China, that could negatively affect the value of your investment.

Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in Republic of China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. For example, a mass protest movement calling for the resignation of the president of Taiwan over a series of alleged corruption scandals has begun recently and protest organizers have vowed to continue the protests until the president of Taiwan resigns. In addition, Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The People’s Republic of China, or PRC, claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the Republic of China and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan. Furthermore, the PRC government passed an Anti-Secession Law in March 2005, which authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. In February 2006, the president of Taiwan ceased activities of the country’s National Unification Council, a committee established to assist Taiwan in its efforts to reunite with the PRC. Such cessation is commonly viewed as having a detrimental effect on relations between the two countries. Past developments in relations between the Republic of China and the PRC have on occasion depressed the market prices of the securities of companies in the Republic of China. Relations between the Republic of China and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

Any further economic downturn or decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects.

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In recent years, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Taiwan and the rest of Asia, which has resulted in a depressed property market and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. Although economic conditions in Taiwan improved since 2003, the global slowdown in technology expenditures has also from time to time adversely affected the Taiwan economy, which is highly dependent on the technology industry. We cannot assure you that economic conditions in Taiwan will continue to improve in the future or that our business and operations will not be materially and adversely affected by a deterioration in the Taiwan economy.

Any future outbreak of contagious diseases may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Any future outbreak of contagious diseases, such as severe acute respiratory syndrome or avian influenza, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

Taiwan is susceptible to severe earthquakes and typhoons that could severely disrupt the normal operation of our business and adversely affect our earnings.

All of our properties are located in Taiwan, which is susceptible to earthquakes and typhoons. On September 21, 1999, the central part of Taiwan experienced a severe earthquake that caused significant property damage and loss of life. This earthquake damaged our network facilities and adversely affected our operations. In particular, we suffered property losses totaling approximately NT$1 billion. Since that time, other parts of Taiwan have also experienced earthquakes that damaged or disrupted the businesses of many other companies. In addition, parts of our network were damaged, and our operations were disrupted, by two typhoons in 2001. As a result of these typhoons, we suffered property losses totaling approximately NT$200 million. We do not carry any insurance to cover damages caused by earthquakes or typhoons, or to cover any resulting business interruption. In the event of a major earthquake, typhoon or other natural disaster in Taiwan, our business could be severely disrupted and our financial condition and results of operations could be materially and adversely affected.

Shareholders may have more difficulty protecting their interests under the laws of the Republic of China than they would under the laws of the United States.

Our corporate affairs are governed by our articles of incorporation, the Telecommunications Act, and by the laws governing corporations incorporated in the Republic of China. In addition, our corporate affairs may remain governed by the Statute of Chunghwa Telecom Co., Ltd. See “— Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our business may suffer.” The rights of shareholders and the responsibilities of management and the members of the board of directors of Taiwan companies are different from those applicable to a corporation incorporated in the United States. For example, controlling or major shareholders of Taiwan companies do not owe fiduciary duties to minority shareholders. As a result, holders of our common shares and ADSs may have more difficulty in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public shareholders of a United States corporation.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Taiwan securities market.

Our common shares are traded on the Taiwan Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and trading volumes of listed securities and there are currently limits on the range of daily price movements. In recent years, the Taiwan Stock Exchange Index reached a peak of 10,202.20 in February 2000 and subsequently fell to a low of 3,446.26 in October 2001. During 2005, the Taiwan Stock Exchange Index peaked at 6,575.53 on December 29, 2005, and reached a low of 5,632.97 on October 28, 2005. On September 28, 2006, the Taiwan Stock Exchange Index closed at 6,885.12. The Taiwan Stock Exchange has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

In response to declines and volatility in the securities markets in Taiwan, the Republic of China government formed the National Financial Stabilization Fund to support these markets through open market purchases of shares in Taiwan companies from time to time. The details of the transactions of the National Financial Stabilization Fund have not been made public. In addition, the government’s Labor Insurance Fund and other funds associated with the government have in the past purchased, and may from time to time purchase, shares of Taiwan companies listed on the Taiwan Stock Exchange or other markets. As a result of these activities, the market price of common shares of Taiwan companies may have been and may currently be higher than the prices that would otherwise prevail in the open market. Market intervention by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Taiwan companies, which may affect the market price and liquidity of our common shares and ADSs.

Risks Relating to Ownership of Our ADSs

Restrictions on the ability to deposit our common shares into our ADS program may adversely affect the liquidity and price of the ADSs.

The ability to deposit shares into our ADS program is restricted by Republic of China law, under which no person or entity, including you and us, may deposit our common shares into our ADS program unless the Securities and Futures Bureau has not objected within a prescribed period following the filing with it of an application to do so, except for the deposit of the common shares into our ADS program and for the issuance of additional ADSs in connection with:

•	distribution of share dividends or free distribution of our common shares;

•	exercise of preemptive rights of ADS holders applicable to the common shares evidenced by our ADSs in the event of capital increases for cash; or

•	purchases of our common shares in the domestic market in Taiwan by the investor directly or through the depositary and delivery of such shares or delivery of our common shares held by such investors to the custodian for deposit into our ADS program, subject to the following conditions: (a) the depositary may accept deposit of those shares and issue the corresponding number of ADSs with regard to such deposits only if the total number of ADSs outstanding after the deposit does not exceed the number of ADSs previously approved by the Securities and Futures Bureau, plus any ADSs issued pursuant to the events described above; and (b) this deposit may only be made to the extent previously issued ADSs have been cancelled.

As a result of the limited ability to deposit common shares into our ADS program, the prevailing market price of our ADSs on the New York Stock Exchange may differ from the prevailing market price of the equivalent number of our common shares on the Taiwan Stock Exchange.

You will be more restricted in your ability to exercise voting rights than the holders of our common shares, which may diminish your influence over our corporate affairs and may reduce the value of your ADSs.

Holders of American depositary receipts evidencing our ADSs may exercise voting rights with respect to the common shares represented by these ADSs only in accordance with the provisions of our deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our common shares, the depositary bank will, as soon as practicable thereafter if requested by us in writing, mail to ADS holders the notice of the meeting sent by us, voting instruction forms and a statement as to the manner in which instructions may be given by the holders.

ADS holders will not generally be able to exercise voting rights attaching to the deposited securities on an individual basis. Under the deposit agreement, the voting rights attaching to the deposited securities must be exercised as to all matters subject to a vote of shareholders collectively in the same manner, except in the case of an election of directors and supervisors. The election of our directors and supervisors is by means of cumulative voting. In the event the depositary does not receive voting instructions from ADS holders in accordance with the deposit agreement, our chairman or his or her designee will be entitled to vote the common shares represented by the ADSs in the manner he or she deems appropriate at his or her discretion, which may not be in your interest.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings. If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Changes in exchange controls that restrict your ability to convert proceeds received from your ownership of ADSs may have an adverse effect on the value of your investment.

Your ability to convert proceeds received from your ownership of ADSs depends on existing and future exchange control regulations of the Republic of China. Under the current laws of the Republic of China, an ADS holder or the depositary, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the Republic of China, may convert NT dollars into other currencies, including U.S. dollars, in respect of:

•	the proceeds of the sale of common shares represented by ADSs or received as share dividends with respect to the common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the common shares represented by ADSs.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the depositary receipt facility against the creation of additional ADSs. If you withdraw the common shares underlying your ADSs and become a holder of our common shares, you may convert into NT dollars subscription payments for rights offerings. The depositary may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Although it is expected that the Central Bank of China will grant approval as a routine matter, required approvals may not be obtained in a timely manner, or at all.

Under the Republic of China Foreign Exchange Control Law, the Executive Yuan of the Republic of China may, without prior notice but subject to subsequent legislative approval rendered within ten days from such imposition, impose foreign exchange controls or other restrictions in the event of, among other things, a material change in domestic or international economic conditions which might threaten the stability of the domestic economy in Taiwan.

You are required to register with the Taiwan Stock Exchange and appoint several local agents in Taiwan if you withdraw common shares from our ADS facility and become our shareholder, which may make your ownership burdensome.

If you are a non-Republic of China person and wish to withdraw common shares represented by your ADSs from our ADS facility and hold those common shares, you are required under the current laws and regulations of the Republic of China to appoint an agent, also referred to as a tax guarantor, in the Republic of China for filing tax returns and making tax payment. A tax guarantor must meet certain qualifications set by the Ministry of Finance of the Republic of China and, upon appointment, becomes a guarantor of your Republic of China tax obligations. If you wish to repatriate profits derived from the sale of withdrawn common shares or cash dividends or interest on funds derived from the withdrawn common shares, you will be required to submit evidence of your appointment of a tax guarantor and the approval of the appointment by the Republic of China tax authorities. You may not be able to appoint and obtain approval for a tax guarantor in a timely manner.

In addition, under the current laws of the Republic of China, you will be required to be registered as a foreign investor with the Taiwan Stock Exchange for making investments in the Republic of China securities market prior to your withdrawal and holding of common shares represented by the ADSs. You will be required to appoint a local agent in Taiwan to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise shareholders’ rights and perform other functions as holders of ADSs may designate. You must also appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without the relevant registration and appointment of the local agent and custodian and the opening of a securities trading account and bank account, you will not be able to hold, subsequently sell or otherwise transfer our common shares withdrawn from the ADSs facilities on the Taiwan Stock Exchange.

Our actual financial results in 2006 may differ materially from our announced full year guidance for 2006.

On May 1, 2006, we announced our guidance for 2006 prepared in accordance with ROC GAAP and the requirements of the Taiwan Stock Exchange. In particular, we estimated that for the year ending December 31, 2006, our revenues will be NT$184.2 billion, income before income tax will be NT$55.7 billion, net income will be NT$44.2 billion and earnings per share will be NT$4.56. These projections were based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies, including the risks factors described in this prospectus. These projections were not prepared with a view towards compliance with published guidelines of the SEC, the U.S. Public Company Accounting Oversight Board or generally accepted accounting principles and, accordingly, you should not rely on this information. In particular, projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase over time. You should not regard the inclusion of the projections described above as a representation by us, or any of the underwriters, or any other person that these projections or the assumptions underlying the projections will be achieved.

RECENT DEVELOPMENTS

Results of Operations

The following discussion should be read in conjunction with our unaudited interim condensed financial statements and related notes as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 included in our Report on Form 6-K submitted to the SEC on September 22, 2006, which is incorporated by reference into this prospectus. Our historical results discussed are not necessarily indicative of our full year performance or of results to be expected from any future period. The following discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Forward-Looking Statements in this Prospectus May Not Be Realized.”

The following table sets forth our revenue, operating costs and expenses, income from operations and other financial data for the periods indicated.

	For the six months ended June 30,
	2005	2006
	NT$	NT$	US$
	(in billions)
Revenues:
Fixed line
Local	20.7	19.3	0.6
Domestic long distance	5.5	5.0	0.2
International long distance	7.2	7.1	0.2

Total fixed line	33.4	31.4	1.0

Wireless
Cellular	35.6	36.2	1.1
Paging	0.1	—	—

Total wireless	35.7	36.2	1.1

Internet and data:
Internet	15.5	17.3	0.5
Data	4.9	5.2	0.2

Total Internet and data	20.4	22.5	0.7
Other	1.2	1.3	—

Total revenues	90.7	91.4	2.8

Operating costs and expenses:
Costs of services(1)	29.6	32.1	1.0
Marketing(1)	9.3	9.9	0.3
General and administrative(1)	1.4	1.8	0.1
Research and development(1)	1.2	1.4	—
Depreciation and amortization—costs of services	19.2	19.2	0.6
Depreciation and amortization—operating expenses	1.2	1.2	—

Total operating costs and expenses	61.9	65.6	2.0

Income from operations	28.8	25.8	0.8
Other income	1.9	1.7	0.1
Other expenses	0.1	0.2	—

Income before income tax	30.6	27.3	0.8
Income tax	5.7	7.5	0.2

Net income	24.9	19.8	0.6

(1)	Excludes related depreciation and amortization.

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	For the six months ended June 30,
	2005	2006
Revenues:
Fixed line
Local	22.8%	21.1%
Domestic long distance	6.0	5.4
International long distance	8.0	7.7

Total fixed line	36.8	34.2

Wireless
Cellular	39.2	39.6
Paging	0.1	—

Total wireless	39.3	39.6

Internet and data:
Internet	17.1	19.0
Data	5.4	5.7

Total Internet and data	22.5	24.7
Other	1.4	1.5

Total revenues	100.0	100.0

Operating costs and expenses:
Costs of services(1)	32.6	35.1
Marketing(1)	10.2	10.9
General and administrative(1)	1.5	2.0
Research and development(1)	1.4	1.5
Depreciation and amortization—costs of services	21.2	21.0
Depreciation and amortization—operating expenses	1.3	1.3

Total operating costs and expenses	68.2	71.8

Income from operations	31.8	28.2
Other income	2.0	1.9
Other expenses	0.1	0.2

Income before income tax	33.7	29.9
Income tax	6.3	8.3

Net income	27.4%	21.6%

(1)	Excludes related depreciation and amortization.

Segment Operating Losses

Our local telephone services had operating losses of NT$4.7 billion in the six months ended June 30, 2005 and NT$7.6 billion (US$234.8 million) in the same period in 2006. See Note 16 to our financial statements included in our report on Form 6-K submitted to the SEC on September 22, 2006 incorporated by reference into this prospectus. We expect our local telephone services to continue incurring operating losses as competition in the local telephone services market further intensifies and traffic continues to migrate from fixed line services to cellular services.

Six months ended June 30, 2005 compared with six months ended June 30, 2006

Revenues

Our revenues increased by approximately 0.8% from NT$90.7 billion in the six months ended June 30, 2005 to NT$91.4 billion (US$2.8 billion) in the same period in 2006. This increase was mainly driven by continued growth in the cellular and Internet and data businesses.

Fixed Line Services

Fixed line revenues comprised approximately 36.8% and 34.2% of our revenues in the six months ended June 30, 2005 and 2006, respectively. Our fixed line revenues decreased by 6.2% from NT$33.4 billion in the six months ended June 30, 2005 to NT$31.4 billion (US$1.0 billion) in the same period in 2006.

Local telephone services.    Our local telephone revenues decreased by approximately 6.9% from NT$20.7 billion in the six months ended June 30, 2005 to NT$19.3 billion (US$596.8 million) in the same period in 2006. This decrease was primarily due to a 12.0% decline in traffic volume from 10.7 billion minutes in the six months ended June 30, 2005 to 9.4 billion minutes in the same period in 2006. This decline in traffic volume was principally a result of the migration of non-Chunghwa Telecom HiNet subscribers from dial-up to broadband Internet access, the continued traffic migration from fixed line services to broadband and cellular services and increasing market competition. We expect these migration trends to continue as broadband and cellular services become more widely adopted in Taiwan, but we believe the rate of migration is slowing. This decline in traffic volume was partially offset by a 4.3% increase in average local usage fees, reflecting a decrease in the number of users of our discounted Internet tariff package following their migration to broadband Internet access services. Our local interconnection revenues were NT$1.5 billion in each of the six months ended June 30, 2005 and 2006.

Domestic long distance telephone services.    Our domestic long distance telephone revenues decreased by approximately 8.5% from NT$5.5 billion in the six months ended June 30, 2005 to NT$5.0 billion (US$153.9 million) in the same period in 2006. This decrease was mainly due to a decrease in traffic volume from 2.6 billion minutes in the six months ended June 30, 2005 to 2.4 billion minutes in the same period in 2006. The decrease in traffic volume was largely a result of the continued traffic migration from fixed line services to cellular services, increased competition from other fixed line operators and increased traffic migration to voice over Internet protocol services. However, the rate of migration from fixed line services to cellular services continued to decrease during this period. Our interconnection revenues also decreased as a result of a lower interconnection fee rate and more direct connections between private operators.

International long distance telephone services.    Our international long distance telephone revenues decreased by approximately 2.5% from NT$7.2 billion in the six months ended June 30, 2005 to NT$7.1 billion (US$218.2 million) in the same period in 2006. This decrease was mainly due to intense market competition and a decrease of 10.9% in the average per minute usage charge. This was partially offset by an increase of 8.3% in outgoing traffic volume from the six months ended June 30, 2005 compared to the same period in 2006. Our international settlement revenues were NT$1.6 billion in each of the six months ended June 30, 2005 and 2006.

Wireless Services

Wireless revenues comprised approximately 39.3% and 39.6% of our revenues in the six months ended June 30, 2005 and 2006, respectively. Our wireless revenues were NT$35.7 billion and NT$36.2 billion (US$1.1 billion) in the six months ended June 30, 2005 and 2006, respectively. Our cellular services grew as a percentage of our revenues from approximately 39.2% in the six months ended June 30, 2005 to approximately 39.6% in the same period in 2006. Our paging services as a percentage of our revenues were approximately 0.1% and less than 0.1% in the six months ended June 30, 2005 and 2006, respectively.

Cellular services.    Our cellular services revenues increased by approximately 1.7% from NT$35.6 billion in the six months ended June 30, 2005 to NT$36.2 billion (US$1.1 billion) in the same period in 2006. This increase was primarily due to an increase in revenue from monthly tariffs as a result of an increase in post-paid subscribers and an increase in outgoing traffic volume. The increase in post-paid subscribers has slowed significantly compared to prior periods as a result of market saturation and increasing competition. In addition, the overall cellular services market has experienced a slowdown in growth in terms of revenue in July and August of 2006.

Paging services.    Our paging revenues decreased by approximately 50% from approximately NT$80 million in the six months ended June 30, 2005 to approximately NT$40 million (US$1.2 million) in the same period in 2006. This decrease reflected the continued customer migration from paging to cellular services.

Internet and Data Services

Internet and data revenues comprised approximately 22.5% and approximately 24.7% of our revenues in the six months ended June 30, 2005 and 2006, respectively. Our Internet and data revenues increased by approximately 10.4% from NT$20.4 billion in the six months ended June 30, 2005 to NT$22.5 billion (US$696.4 million) in the same period in 2006.

Internet services.    Our revenues attributable to Internet services increased by approximately 11.5% from NT$15.5 billion in the six months ended June 30, 2005 to NT$17.3 billion (US$536.2 million) in the same period in 2006. This increase was largely due to an increase in the number of our asymmetrical digital subscriber line subscribers from 3.4 million as of June 30, 2005 to 3.8 million as of June 30, 2006. This increase was also due to a 6.5% increase in the number of our HiNet subscribers from 4.0 million as of June 30, 2005 to 4.2 million as of June 30, 2006. However, primarily as a result of the reduction in monthly tariff for our asymmetrical digital subscriber lines that we implemented in June 2004, the growth of our Internet services revenues has continued to slow. Calls made using our HiNet services are recorded as part of our Internet and data services and are not included in our local minutes or revenues. We include usage fees from fixed line telephone calls to access our HiNet service in our Internet revenues. Usage fees from fixed line telephone calls to access Internet service providers other than HiNet are recorded as fixed line revenues.

Data services.    Revenues from our data services increased by approximately 6.9% from NT$4.9 billion in the six months ended June 30, 2005 to NT$5.2 billion (US$160.2 million) in the same period in 2006. The higher revenues from data services in the six months ended June 30, 2006 were principally a result of an increase in the number of lines leased by wireless services operators.

Other

Our other revenues increased by 5.5% from NT$1.2 billion in the six months ended June 30, 2005 to NT$1.3 billion (US$41.0 million) in the same period in 2006. Other revenues comprised approximately 1.4% and approximately 1.5% of our revenues in the six months ended June 30, 2005 and June 30, 2006, respectively. This increase in the percentage of our revenues represented by other revenues was mainly due to an increase of revenues from our multimedia on demand services, real estate leasing and sales of third generation cellular handsets and data cards.

Operating Costs and Expenses

Our operating costs and expenses increased by 6.1% from NT$61.9 billion in the six months ended June 30, 2005 to NT$65.6 billion (US$2.0 billion) in the same period in 2006. This increase was primarily due to an increase in compensation expenses relating to an early retirement program conducted in March 2006. As a percentage of revenues, operating costs and expenses increased from 68.2% in the six months ended June 30, 2005 to approximately 71.8% in the same period in 2006.

Costs of Services

Costs of services include personnel expenses, international settlement costs, incentives paid to third-party dealers, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our costs of services increased by approximately 8.5% from NT$29.6 billion in the six months ended June 30, 2005 to NT$32.1 billion (US$1.0 billion) in the same period in 2006. This increase was primarily due to: (1) compensation expenses relating to an early retirement program totaling NT$1.2 billion, (2) a NT$717 million increase in incentives paid to third-party dealers, (3) a NT$895 million increase in employee bonuses, (4) a NT$739 million increase in performance-based bonuses and (5) a NT$165 million increase in stock-related compensation expenses. These increases were partially offset by a NT$1.0 billion decrease in other personnel costs and a NT$572 million decrease in pension costs in connection with a decrease in the number of our staff and the pension fund settlement that occurred in 2005 in connection with our privatization. See note 16 to our audited financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2005, which is incorporated by reference into this prospectus.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, increased by approximately 7.6% from NT$9.3 billion in the six months ended June 30, 2005 to NT$9.9 billion (US$308.4 million) in the same period in 2006. This increase was principally a result of: (1) compensation expenses relating to an early retirement program totaling NT$814 million, (2) a NT$485 million increase in employee bonuses, (3) a NT$331 million increase in performance-based bonuses and (4) a NT$99 million increase in stock-related compensation expenses. These increases were partially offset by (1) a NT$352 million decrease in other personnel costs, (2) NT$253 million decrease in pension costs in connection with a decrease in the number of our staff and the pension fund settlement that occurred in 2005 in connection with out privatization, (3) a NT$174 million decrease in promotion expenses and (4) a NT$139 million decrease in provision of bad debt.

General and Administrative

Our general and administrative expenses increased by approximately 30.6% from NT$1.4 billion in the six months ended June 30, 2005 to NT$1.8 billion (US$55.1 million) in the same period in 2006. This increase was preliminary due to a NT$208 million increase in donations to non-profit organizations and a NT$197 million net increase in personnel expenses. The net increase in personnel expenses included (1) compensation expenses relating to an early retirement program totaling NT$188 million, (2) a NT$88 million increase in employee bonuses, (3) a NT$68 million increase in performance-based bonuses and (4) a NT$25 million increase in stock-related compensation expenses, which was partially offset by a NT$118 million decrease in other personnel costs and a NT$54 million decrease in pension costs in connection with a decrease in the number of our staff and the pension fund settlement that occurred in 2005 in connection with our privatization.

Research and Development

Our research and development expenses were NT$1.2 billion and NT$1.4 billion (US$42.7 million) in the six months ended June 30, 2005 and 2006, respectively. This increase was primary due to a NT$126 million net increase in personnel expenses. The net increase in personnel expenses included (1) compensation expenses relating to an early retirement program totaling NT$53 million, (2) an increase of NT$86 million in employee bonuses, (3) a NT$68 million increase in performance-based bonuses and (4) a NT$21 million increase in stock-related compensation expenses, which was partially offset by a NT$57 million decrease in other personnel costs and a NT$45 million decrease in pension costs in connection with a decrease in the number of our staff and the pension fund settlement that occurred in 2005 in connection with our privatization.

Depreciation and Amortization

Our depreciation and amortization expenses were NT$20.4 billion and NT$20.4 billion (US$630.7 million) in the six months ended June 30, 2005 and 2006, respectively.

Operating Costs and Expenses by Business Segment

	Local	Domestic Long Distance	International Long Distance	Wireless(1)	Internet and Data	Other	Total
	(in billions of NT$)
As of and for the six months ended June 30, 2005
Operating costs and expenses	15.8	0.7	3.6	10.4	7.9	1.1	39.5
Unallocated corporate expenses							2.0

Total operating costs and expenses							41.5

Depreciation and amortization	9.6	0.4	0.3	3.5	6.2	0.3	20.3
Unallocated corporate expenses							0.1

Total depreciation and amortization							20.4

As of and for the six months ended June 30, 2006
Operating costs and expenses	17.9	0.7	3.6	11.3	8.3	2.3	44.1
Unallocated corporate expenses							1.2

Total operating costs and expenses							45.3

Depreciation and amortization	9.0	0.3	0.3	3.9	6.1	0.7	20.3
Unallocated corporate expenses							0.1

Total depreciation and amortization							20.4

(1)	Includes cellular and paging services.

Local telephone services

Our local telephone operating expenses, excluding depreciation and amortization, increased by approximately 13.5% from NT$15.8 billion in the six months ended June 30, 2005 to NT$17.9 billion

(US$554.3 million) in the same period in 2006. This increase was primarily due to an increase in compensation expenses of NT$1.4 billion as a result of an early retirement program and higher compensation expenses of NT$0.9 billion relating to directors compensation and employee bonuses, which was partially offset by a decrease of NT$0.2 billion in maintenance and leasing expenses. Our depreciation and amortization expenses relating to local telephone services decreased by approximately 6.5% from NT$9.6 billion in the six months ended June 30, 2005 to NT$9.0 billion (US$277.2 million) in the same period in 2006. This decrease was mainly due to a decrease in capital expenditures which resulted in lower depreciation expenses.

Domestic long distance telephone services

Our domestic long distance telephone operating expenses, excluding depreciation and amortization, increased by approximately 2.3% from NT$685 million in the six months ended June 30, 2005 to NT$701 million (US$21.7 million) in the same period in 2006. This increase was mainly due to an increase in compensation expenses of NT$18 million relating to higher directors compensation and employee bonuses. Our depreciation and amortization expenses relating to domestic long distance telephone services were NT$365 million and NT$334 million (US$10.3 million) in the six months ended June 30, 2005 and 2006, respectively. This decrease was mainly due to decrease in capital expenditures which resulted in lower depreciation expenses.

International long distance telephone services

Our international long distance telephone operating expenses, excluding depreciation and amortization, decreased by approximately 0.4% from NT$3.6 billion in the six months ended June 30, 2005 to NT$3.6 billion (US$110.3 million) in the same period in 2006. This decrease was primarily due to a NT$0.3 billion decrease in international settlement costs, which was partially offset by an increase of NT$0.2 billion in interconnection fees and increases in compensation expenses relating to an early retirement program and costs of material. Our depreciation and amortization expenses relating to international long distance telephone services were NT$335 million and NT$297 million (US$9.2 million) in the six months ended June 30, 2005 and 2006, respectively. This decrease was primarily due to a decrease in capital expenditures which resulted in lower depreciation expenses.

Wireless Services

Our wireless operating expenses, excluding depreciation and amortization, increased by approximately 8.0% from NT$10.4 billion in the six months ended June 30, 2005 to NT$11.3 billion (US$350.5 million) in the same period in 2006. This increase was primarily due to an increase in compensation expenses of NT$0.2 billion relating to an early retirement program and an increase of NT$0.6 billion in marketing and selling expenses. Our depreciation and amortization expenses relating to wireless services increased by 10.0% from NT$3.5 billion in the six months ended June 30, 2005 to NT$3.9 billion (US$120.9 million) in the same period in 2006. This increase was primarily due to the amortization of our third generation cellular services concession of NT$0.3 billion.

Internet and Data Services

Our Internet and data operating expenses, excluding depreciation and amortization, increased by approximately 5.1% from NT$7.9 billion in the six months ended June 30, 2005 to NT$8.3 billion (US$256.6 million) in the same period in 2006. This increase was mainly due to an increase in compensation expenses of NT$0.5 billion relating to an early retirement program and an increase in compensation expenses of NT$0.3 billion relating to higher directors compensation and employee bonuses, which was partially offset by a decrease of other personnel expenses of NT$0.4 billion. Our depreciation and amortization expenses relating to Internet and data services were NT$6.2 billion and

NT$6.1 billion (US$188.6 million) in the six months ended June 30, 2005 and 2006, respectively. This decrease was primarily due to a decrease in capital expenditures which resulted in lower depreciation expenses.

Operating Income and Operating Margin

As result of the foregoing, our operating income decreased by approximately 10.6% from NT$28.8 billion in the six months ended June 30, 2005 to NT$25.8 billion (US$796.6 million) in the same period in 2006. Our operating margin decreased from 31.8% in the six months ended June 30, 2005 to 28.2% in the same period in 2006.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Local	Domestic Long Distance	International Long Distance	Wireless(1)	Internet and Data	Other	Total
	(in billions of NT$)
As of and for the six months ended June 30, 2005
Income from operations	1.4	3.9	1.7	15.9	8.2	(0.3)	30.8
Elimination of inter-segment income	(6.1)	0.5	1.6	5.7	(1.9)	0.2	—

	(4.7)	4.4	3.3	21.6	6.3	(0.1)	30.8

Unallocated corporate expenses							(2.0)

Total income from operations							28.8

As of and for the six months ended June 30, 2006
Income from operations	(1.0)	3.4	1.5	15.2	9.8	(1.9)	27.0
Elimination of inter-segment income	(6.6)	0.5	1.7	5.8	(1.7)	0.3	—

	(7.6)	3.9	3.2	21.0	8.1	(1.6)	27.0

Unallocated corporate expenses							(1.2)

Total income from operations							25.8

(1)	Includes cellular and paging services.

As a result of the foregoing, in the six months ended June 30, 2005 compared to the same period in 2006: (1) operating loss for our local telephone services increased by approximately 62.7% from NT$4.7 billion to NT$7.6 billion (US$234.8 million); (2) operating income for our domestic long distance telephone services decreased by approximately 10.2% from NT$4.4 billion to NT$3.9 billion (US$121.9 million); (3) operating income for our international long distance telephone services decreased by approximately 3.8% from NT$3.3 billion to NT$3.2 billion (US$98.7 million); (4) operating income for our wireless services decreased by 2.9% from NT$21.6 billion to NT$21.0 billion (US$649.5 million); and (5) operating income for our Internet and data services increased by 28.8% from NT$6.3 billion to NT$8.1 billion (US$251.2 million).

Our management evaluates our business segments taking into account the segments’ own and inter-segment costs and revenues. All of our business lines, particularly local telephone, domestic long distance telephone and international long distance telephone services, operate as an integrated business unit. Therefore, we have shown the inter-segment income in the above table.

Other Income and Other Expenses

Our other income was NT$1.9 billion and NT$1.7 billion (US$53.9 million) in the six months ended June 30, 2005 and 2006, respectively. This decrease was primarily due to the decrease in foreign exchange gain related to equipment procurement from overseas vendors as well as international settlement fees. In the six months ended June 30, 2005 and 2006, other income included NT$216 million and NT$314 million (US$9.7 million) of interest income related to the purchase of commercial paper or a negotiable certificate of deposit.

Our other expenses increased by approximately 53.4% from NT$116 million in the six months ended June 30, 2005 to NT$178 million (US$5.5 million) in the same period in 2006. This increase was primarily due to an increase in foreign exchange losses.

Income Tax

Our income tax was NT$5.7 billion in the six months ended June 30, 2005, compared to NT$7.5 billion (US$233.4 million) in the same period in 2006. The increase in our income tax was primarily due to an increase in our effective tax rate. Our effective tax rate was 18.6% in the six months ended June 30, 2005 and 27.6% in the same period in 2006. The higher effective tax rate was partially due to a NT$973 million increase in retained earnings tax. The higher effective tax rate was also due to a NT$636 million decrease in the utilization of investment credits, which was due to a decrease in investment in equipment and technology that qualified for investment credits.

Net Income

As a result of the foregoing, our net income decreased by approximately 20.4% from NT$24.9 billion in the six months ended June 30, 2005 to NT$19.8 billion (US$611.7 million) in the same period in 2006. Our net margin was 27.4% in the six months ended June 30, 2005 and 21.6% in the same period in 2006.

Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the six months ended June 30,
	2005	2006
	(in billions)
	NT$	NT$	US$
Net cash provided by operating activities	37.5	46.0	1.4
Net cash used in investing activities	15.2	13.1	0.4
Net cash used in financing activities	0.2	11.6	0.3
Net increase in cash and cash equivalents	22.1	21.3	0.7
Cash and cash equivalents at beginning of period	29.3	41.9	1.3
Cash and cash equivalents at end of period	51.4	63.2	2.0

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities.

In the six months ended June 30, 2006, our net cash provided by operating activities was NT$46.0 billion (US$1.4 billion), compared with NT$37.5 billion in the same period in 2005. This increase was primarily due to an increase of NT$5.1 billion in income tax payable, a decrease of NT$3.3 billion in inventories, prepaid expenses and other current assets, an increase of NT$2.5 billion in trade notes and accounts payable, accrued expenses and deferred income, which was partially offset by a NT$5.1 billion decrease in net income. Historically, net cash provided by operating activities has been sufficient to cover our capital expenditures, despite our high level of capital expenditures arising from the ongoing expansion and modernization of our networks.

Our net cash used in investing activities decreased from NT$15.2 billion in the six months ended June 30, 2005 to NT$13.1 billion (US$407 million) in the same period in 2006. This decrease was largely due to a NT$14.4 billion decrease in acquisition of available-for-sale securities, which was partially offset by a NT$10.2 billion decrease in proceeds from disposal of available-for-sale securities and a NT$2.2 billion increase in acquisition of property, plant and equipment.

In the six months ended June 30, 2006, our net cash used in financing activities was NT$11.6 billion (US$358 million), which primarily reflected purchases of our common shares as part of our share repurchase program, which was conducted from February 10, 2006 to April 7, 2006.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations.

In future periods, we expect to have capital expenditure requirements for the ongoing expansion and upgrade of our networks combined with anticipated outlays for the introduction of new services, including our third generation cellular services. We also expect to make dividend payments on an ongoing basis. Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to use the cash generated from operations and, to a lesser extent, debt financings primarily to meet our planned capital expenditures, planned dividend payments, repay debts and fulfill other commitments over the next 12 months.

As of June 30, 2006, our primary source of liquidity was NT$63.2 billion (US$2.0 billion) of cash and cash equivalents. As of the same date, we had short-term lines of credit available from a number of financial institutions in Taiwan, none of which had been drawn. Our only long-term loan has a five-year term with three yearly installment repayments due beginning in 2005. We are not subject to any restrictive covenants under any of our long-term loan facilities.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of third parties. In addition, we do not have any written options on non-financial assets.

Capital Expenditures

The following table sets forth a summary of our capital expenditures, according to our principal lines of business, for the periods indicated.

	For the six months ended June 30,
	2005		2006
	(in billions of NT$, except percentages)
Capital Expenditures
Fixed line	2.3	23.5%	2.2	18.8%
Cellular	2.2	22.1	4.3	36.2
Internet and data	5.1	52.4	5.3	44.6
Others	0.2	2.0	0.1	0.4

Total capital expenditures	9.8	100.0%	11.9	100.0%

We incurred capital expenditures of NT$11.9 billion (US$370 million) in the six months ended June 30, 2006 compared to NT$9.8 billion in the same period in 2005. During the first half of 2006, approximately 18.8% of our capital expenditures related to fixed line services, approximately 36.2% related to cellular services and, approximately 44.6% related to Internet and data services.

The following table sets forth a summary of our planned capital expenditures, according to our principal lines of business, for the year ending December 31, 2006.

	For the year ending December 31, 2006
	(in billions of NT$, except percentages)
Capital Expenditures
Fixed line	4.71	18.0%
Cellular	7.59	29.0
Internet and data	13.39	51.1
Others	0.49	1.9

Total capital expenditures	26.18	100.0%

We expect fixed line investments to account for an increasingly smaller portion of our capital expenditures, and we expect cellular and Internet and data investments to account for an increasingly larger portion of our capital expenditures. We expect to incur aggregate expenses of NT$14.8 billion in connection with the construction of our third generation cellular network, which will include approximately 4,051 base stations and has a planned capacity for 2.4 million lines. Of these expected aggregate expenses of NT$14.8 billion, we incurred expenses of NT$3.4 billion and NT$2.1 billion in 2004 and 2005, respectively. We expect to incur another NT$4.7 billion of expenses in 2006.

We expect our total capital expenditures to rise in future periods, because of: (1) the launch of new businesses, including multimedia on demand, asymmetrical digital subscriber line, fiber-to-the-building services, voice over Internet protocol and third generation cellular telephone services; (2) the implementation of a network modernization program, including the planned migration of our fixed line networks to Internet protocol next generation networks; and (3) the need to replace outdated equipment.

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Recent Regulatory Developments

Regulatory Authorities

Prior to March 1, 2006, we were under the supervision of the Ministry of Transportation and Communications and the Directorate General of Telecommunications. On March 1, 2006, the National Communications Commission was formed in accordance with the National Communications Commission Organization Law, or Organization Law, which was intended to transfer regulatory authority over the Taiwan telecommunications industry from the Ministry of Transportation and Communications and the Directorate General of Telecommunications to the National Communications Commission. The National Communications Commission is to be comprised of thirteen commissioners and is currently comprised of nine commissioners who have been recommended by the government and opposition political parties in the Legislative Yuan, as well as recommended by the Executive Yuan and approved by the Legislative Yuan. However, the Executive Yuan considered the composition of the National Communications Commission unconstitutional and petitioned the Grand Justices of the Republic of China, or the Grand Justices, to interpret the constitutionality of the formation of the National Communications Commission and the procedure for nominating commissioners to serve on the National Communications Commission. On July 21, 2006, the Grand Justices rendered an interpretation and held that the relevant provisions under the Organization Law as to the nomination procedures for the commissioners of the National Communications Commission were unconstitutional. However, the Grand Justices granted a grace period allowing such provisions of the Organization Law to remain in effect until December 31, 2008. Consequently, the National Communications Commission will have the authority at least until the end of 2008. The Ministry of Transportation and Communications and the National Communications Commission are currently in the process of allocating responsibilities between them which are not clearly provided for in the Organization Law.

Tariff Control and Price Cap Regulation

We are considered a Type I service provider under the Telecommunications Act and as such, we may not increase our tariffs more than the annual growth rate of the consumer price index in Taiwan adjusted by a set constant, which will be periodically determined and announced by the National Communications Commission. The National Communications Commission is now considering revising this set constant with respect to the tariffs for local telephone services, cellular services and leased line services, and is consulting the public regarding such change. As we are a dominant Type I service provider, we are required to set wholesale prices for the provision of our telecommunication services to other telecommunications enterprises subject to approval by the National Communications Commission. We have submitted the wholesale prices of our respective services for 2007 to the National Communications Commission, who are still in the process of reviewing our submission.

The National Communications Commission has also proposed to change the way interconnection tariffs are collected and consulted the public on September 5, 2006 with respect to this proposal. The current interconnection tariff structure provides that tariffs for telephone calls between our fixed line subscribers and cellular subscribers of other cellular operators are set by the cellular operators, and the cellular operators will pay us interconnection fees based on minutes of usage, regardless of who initiated the call. Under the proposal, fixed line operators would be able to set and collect tariffs for telephone calls made by their fixed line subscribers to cellular subscribers of other cellular operators. In return, cellular operators will no longer pay interconnection fees to fixed line operators, but fixed line operators will be required to pay the cellular operators termination charges. The proposed changes to the collection structure will be conducted in two phases. In phase one, fixed line operators other than us would be able to set and collect tariffs for telephone calls made by their fixed line subscribers to cellular subscribers of other cellular operators. In phase two, we would also be able to set and collect tariffs for telephone calls initiated by our subscribers if (i) the market share of our local telephone services falls to and under 90% or (ii) the transfer acceptance rate of our number portability service and the acceptance rate for leasing out local loop both reach 85% every month for six consecutive months and we share our telecom switching centers with other fixed line operators. If and when this proposal may be implemented is uncertain.

Local Loop Unbundling

The National Communications Commission is proposing to define local loop as facilities “at the bottleneck of telecommunications networks” in accordance with the Regulations Governing Fixed Network Telecommunications Businesses, which would mean that the National Communications Commission may set the tariffs we are able to charge for local loop services at cost instead of on the basis of commercial negotiations. On July 26, 2006, the National Communications Commission invited the public to make submissions relating to this proposal. If and when this proposal would be implemented is uncertain.

Ownership Limitations

The laws of the Republic of China limit foreign ownership of our common shares. Prior to March 1, 2006, the Ministry of Transportation and Communications, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the National Communications Commission, on March 1, 2006, the National Communications Commission replaced the Ministry of Transportation and Communications as the competent authority under the Telecommunications Act pursuant to the Organization Law. However, it is unclear whether the National Communications Commission (instead of the Ministry of Transportation and Communications) has the authority to prescribe the limits of foreign ownership of our common shares. On July 19, 2006, the Ministry of Transportation and Communications increased our foreign ownership limitation from 40% to 49% pursuant to the Telecommunications Act. It is currently unclear whether the Ministry of Transportation and Communications has such authority to increase our foreign ownership limitation. If it is determined that the Ministry of Transportation and Communications did not have such authority and our foreign ownership is above 40%, we could be deemed in violation of the foreign ownership limitations and as a result we may be subject to monetary fines and our licenses to operate some of our businesses could be revoked. However, according to a draft amendment to the Telecommunications Act proposed by the National Communications Commission on August 31, 2006, the power to prescribe the limits on foreign ownership of our shares under the Telecommunications Act is to remain with the Ministry of Transportation and Communications.

In addition, the Cable Radio and Television Law, under which we operate our multimedia on demand business, provides that direct foreign ownership in a cable operator may not exceed 20%, and that the combined direct and indirect foreign ownership in a cable operator may not exceed 60%. The Cable Radio and Television Law further prohibits direct or indirect government ownership in a cable operator and prohibits the government to act as the director or supervisor of a cable operator. Even though we were not, and are not, in compliance with this ownership restriction, we were nonetheless granted a permit as a fixed line operator to offer cable television services under this law by the Government Information Office, the regulatory authority previously governing the cable television industry in March 2004. However, the National Communications Commission, which has been responsible for administering regulations in this area since March 1, 2006, issued an order on

August 23, 2006 requesting us to open our multimedia on demand services platform to non-Chunghwa Telecom HiNet subscribers and other service operators and content providers by December 31, 2006 and prohibiting us from producing our own content. If we comply with the requests listed in this order, our multimedia on demand services will not be deemed to be a cable radio and television system as defined in the Cable Radio and Television Law, and we will not be considered a cable, radio or television system operator under the Cable Radio and Television Law with respect to this business. As a result, we will not be subject to the ownership restrictions. We are currently in discussions with the National Communications Commission regarding opening of our multimedia on demand services.

FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS MAY NOT BE REALIZED

This prospectus contains forward-looking statements, including statements regarding:

•	our business and operating strategy;

•	our network expansion plans;

•	our business, operations and prospects;

•	our financial condition and results of operations;

•	our dividend policy;

•	the telecommunications industry regulatory environment in Taiwan; and

•	future developments in the telecommunications industry in Taiwan.

These forward-looking statements are generally indicated by the use of forward-looking terminology such as “anticipate”, “believe,” “estimate”, “expect,” “may’, “plan,” “project,”, “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. These statements are subject to risks, uncertainties and assumptions, many of which are beyond our control. You should not place undue reliance on these statements, which apply only as of the date of this prospectus. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences include, but are not limited to, those discussed under “Risk Factors” in this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur and our actual results could differ materially from those anticipated in these forward-looking statements. Although we have ongoing disclosure obligations under the U.S. federal securities laws, we are not undertaking any obligation to update or revise any forward-looking statements in this prospectus whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of the ADSs in this offering and the concurrent public auction of our common shares within the Republic of China. We will not receive any proceeds from this offering or the concurrent public auction of our common shares within the Republic of China.

DIVIDEND POLICY

The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005. All of these dividends were or will be paid in the fiscal year following the period with respect to which the dividends relate.

	Dividend per common share(1)	Total dividends
	(in NT$)	(in billions of NT$)
Year ended December 31, 2001	3.50	33.8
Year ended December 31, 2002	4.00	38.6
Year ended December 31, 2003	4.50	43.4
Year ended December 31, 2004	4.70	45.3
Year ended December 31, 2005(2)	4.50	42.6

(1)	Except for the year ended in December 31, 2005, dividends declared were cash dividends.
(2)	Composed of cash dividends of NT$4.30 per share and share dividends of NT$0.20 per share. Cash dividend totaled NT$40.7 billion and share dividends totaled NT$1.9 billion.

Purchasers of ADSs in this offering will not be eligible to receive the cash dividend of NT$4.30 per share and the share dividend of NT$0.20 per share declared in respect of the year ended December 31, 2005, payable to holders of record as of August 10, 2006 of our common shares. The cash dividend was paid in September 2006 and the share dividend is expected to be paid in October 2006.

We have historically distributed cash dividends to our shareholders equal to approximately 90% of our annual net income. We intend to maintain this dividend payout ratio in the future, subject to a number of commercial factors, including the interests of our shareholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. However, we cannot assure you that we will pay dividends at the same rate as we have in the past. Prior to our privatization, the amount of our net income was determined for these purposes in accordance with Chunghwa Telecom Internal Accounting Principles, which take into account ROC GAAP and relevant laws and regulations and government guidelines applicable to state-owned enterprises. Our net income after our privatization is determined in accordance with ROC GAAP. The amount of our net income determined for purposes of calculating our annual dividend payout may differ from the amount of our net income determined in accordance with US GAAP.

Our dividend payout ratio may be affected by any share repurchase program that we may decide to conduct in the future. Similarly, the size of any share repurchase program conducted by us in the future may be limited to the extent we decide to maintain a high dividend payout ratio.

In the event we repurchase our common shares, the amount of retained earnings otherwise available for our dividend payout, which would be determined in accordance with ROC GAAP, could be reduced upon the cancellation of the repurchased shares by the amount that the purchase price exceeds the par value and the original issuance premium of the shares. Depending on the size and purchase price of any repurchase of our outstanding common shares, our dividend payout ratio may be reduced.

The Republic of China Company Law does not permit a company to distribute dividends or to make any other distributions to shareholders for any fiscal year in which the company does not have net income or retained earnings (excluding reserves), except that if the legal reserve exceeds 50% of paid-in capital, the excess portion may be distributed as dividends to shareholders. In addition, before distributing a dividend or making any other distribution to shareholders, the company must set aside a legal reserve equal to 10% of its annual net income less prior years’ losses and outstanding tax, if any, until the accumulated legal reserve is equal to the company’s paid-in share capital. See “Description of Share Capital — Dividends and Distributions.” We recently amended our articles of incorporation on May 30, 2006 to increase the percentage of total dividends which must be distributed as cash dividends from not less than 10% to not less than 50%. However, this amendment has not been registered with the Ministry of Economic Affairs of the Republic of China, or the Ministry of Economic Affairs, because the Ministry of Economic Affairs has requested that we make certain wording changes to the amendment. We plan to revise the wording accordingly and submit the revised amendment to our shareholders at our next shareholders’ meeting for approval. Our amended articles of incorporation also provide that, if cash dividends to be distributed do not exceed NT$0.10 per share, then share dividends may be distributed.

Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to any subsequent transfer of the common shares. Payment of dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders.

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares. Any cash dividends will be paid to the depositary in New Taiwan dollars and, except as otherwise described under “Description of American Depositary Shares — Dividends and Other Distributions,” converted by the depositary into U.S. dollars and paid to you.

CAPITALIZATION

The following table sets forth our short-term debt and capitalization as of June 30, 2006. You should read this table together with our financial statements, including the related notes, incorporated by reference in this prospectus. The selling shareholders are selling all the ADSs being sold in this offering and the shares sold in the concurrent domestic share auction, and we will not receive any of the proceeds from this offering or the concurrent domestic share auction. As a result, our capitalization will not be affected by this offering or the concurrent domestic share auction.

	As of June 30, 2006
	NT$	US$
	(in millions)
Short-term debt:
Current portion of long-term loans(1)	300	9

Capitalization:
Long-term loans	—	—

Stockholders’ equity:
Common shares, par value NT$10 per share: Authorized—9,647,724,900 shares; issued and outstanding—9,455,724,900 shares; preferred shares, par value NT$10 per share: Authorized, issued and outstanding—2 shares	94,557	2,925
Stock dividend to be issued	2,121	66
Capital surplus	164,354	5,083
Retained earnings	36,429	1,127
Other comprehensive income	222	7

Total shareholders’ equity	297,683	9,208

Total capitalization	297,983	9,217

(1)	All of these loans are unsecured and unguaranteed.

As of the date of this prospectus, there has been no material change to our capitalization as set forth above, except for the distribution of share and cash dividends to holders of our common shares and ADSs. The record date relating to the dividend distribution for the year ended December 31, 2005 was August 10, 2006. Holders of record on August 10, 2006 of our common shares received in September 2006 NT$4.30 per share in cash dividends and are expected to receive NT$0.20 per share in share dividends. Purchasers of ADSs in this offering will not be eligible to receive such cash and share dividends.

OUR PRINCIPAL LINES OF BUSINESS

The following table sets forth our revenues from our principal lines of business for the periods indicated.

	Year ended December 31,						Six months ended June 30,
	2003		2004		2005		2005		2006
	(in billions, except percentages)
	NT$		NT$		NT$		NT$		NT$
Fixed line:
Local	48.4	26.5%	44.9	24.3%	40.7	22.1%	20.7	22.8%	19.3	21.1%
Domestic long distance	13.4	7.4	12.0	6.4	11.0	5.9	5.5	6.0	5.0	5.4
International long distance	15.7	8.6	15.2	8.2	14.6	7.9	7.2	8.0	7.1	7.7

Total fixed line	77.5	42.5	72.1	38.9	66.3	35.9	33.4	36.8	31.4	34.2

Wireless:
Cellular	66.2	36.3	70.3	38.0	73.0	39.5	35.6	39.2	36.2	39.6
Paging	0.6	0.3	0.3	0.2	0.1	0.1	0.1	0.1	—	—

Total wireless	66.8	36.6	70.6	38.2	73.1	39.6	35.7	39.3	36.2	39.6

Internet and data:
Internet	25.9	14.2	29.5	15.9	32.1	17.3	15.5	17.1	17.3	19.0
Data	9.7	5.3	9.8	5.3	10.1	5.5	4.9	5.4	5.2	5.7

Total Internet and data	35.6	19.5	39.3	21.2	42.2	22.8	20.4	22.5	22.5	24.7

Other	2.6	1.4	3.2	1.7	3.1	1.7	1.2	1.4	1.3	1.5

Total revenues	182.5	100.0%	185.2	100.0%	184.7	100.0%	90.7	100.0%	91.4	100.0%

Fixed Line

The provision of fixed line services is one of our principal business activities. We are the largest provider of local, domestic long distance and international long distance telephone services in Taiwan. We also provide interconnection with our fixed line network to other cellular and fixed line operators. Since June 2001, three new operators have begun offering fixed line services. Our revenues from fixed line services were NT$77.5 billion, or approximately 42.5% of our revenues, in 2003, NT$72.1 billion, or approximately 38.9% of our revenues, in 2004, NT$66.3 billion, or approximately 35.9% of our revenues, in 2005, and NT$33.4 billion, or approximately 36.8% of our revenues, and NT$31.4 billion, or approximately 34.2% of our revenues, in the six months ended June 30, 2005 and 2006, respectively. Owing primarily to the expansion of our broadband and cellular services, we expect that revenues from our fixed line business will continue to decline as a percentage of our total revenues.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in billions)
	NT$	NT$	NT$	NT$	NT$
Local telephone revenues:
Usage	18.2	16.3	14.6	7.3	6.7
Subscription	17.6	18.0	18.2	9.1	9.1
Interconnection	3.6	3.4	3.0	1.5	1.5
Pay telephone	0.6	0.4	0.2	0.1	0.1
Other	8.4	6.8	4.7	2.7	1.9

Total	48.4	44.9	40.7	20.7	19.3

We provide local telephone services to over 13.2 million subscribers in Taiwan. Our fixed line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised approximately 26.5% 24.3%, 22.1%, 22.8% and 21.1% of our revenues in 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively. Approximately 75.1% and 74.9% of our local telephone subscribers as of both December 31, 2005 and June 30, 2006, respectively, were residential customers, accounting for approximately 61.8% and 60.1% of our local telephone revenues in 2005 and the six months ended June 30, 2006, respectively. We are currently the leader of the local telephone service market, with an average market share of approximately 97.4% in the six months ended June 30, 2006. Our average market share in 2003, 2004 and 2005 was approximately 98.4%, 97.9% and 97.4%, respectively.

The following table sets forth information with respect to our local telephone subscribers and penetration rates as of the dates indicated.

	As of December 31,			As of June 30,
	2003	2004	2005	2005	2006
	(in thousands, except percentages and per household data)
Taiwan population(1)	22,605	22,689	22,770	22,723	22,815
Fixed line subscribers:
Residential	9,892	9,950	9,942	9,958	9,889
Business	3,245	3,292	3,319	3,318	3,317

Total	13,137	13,242	13,261	13,276	13,206

Growth rate (compared to the same period in the prior year)	1.2%	0.8%	0.1%	0.6%	(0.5)%
Penetration rate (as a percentage of the population)	58.1%	58.4%	58.2%	58.4%	57.9%
Lines in service per household	1.40	1.39	1.36	1.38	1.35

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China.

Demand for local subscriber lines has historically been driven by population growth. In each of 2003, 2004 and 2005, fixed line subscriber growth slowed compared to prior periods and in 2006, through June 30, 2006, the number of fixed line subscribers declined primarily due to market saturation and competition.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in millions, except percentages)
Minutes from local calls(1)(2)	29,125	24,548	21,116	10,720	9,430
Growth rate (compared to the same period in the prior year)	(15.0)%	(15.7)%	(14.0)%	(14.6)%	(12.0)%

(1)	Includes minutes from local calls made on pay telephones.
(2)	Calls to our HiNet service, which are recorded as part of our Internet and data services, are not included in our local call minutes or revenues.

Minutes from local calls have declined as non-HiNet narrowband subscribers migrate to broadband Internet services, which do not require dial-up telephone access. This decline was also due to traffic migration to broadband and cellular services. As a result of our promotion in 2005 of lower speed asymmetrical digital subscriber line services, we have experienced that some non-HiNet dial-up customers migrated to asymmetrical digital subscriber line service, which has also contributed to a continued decline of minutes from local calls. However, we believe the rate of migration of traffic from fixed line services to broadband and cellular services is slowing.

We charge our local telephone service subscribers a monthly fee and a usage fee. We also charge separate fees for some value-added services. The monthly fees for our primary tariff plans are NT$70 with a deductible on usage fees of NT$25 for residential customers and NT$295 for business customers. Our primary peak time usage fee is NT$1.6 for three minutes or NT$2.7 for ten minutes, depending on the tariff plan selected by the subscriber, and our off-peak usage fee is NT$1.0 for ten minutes. Our usage fees are the same for residential and business customers. We reduced our local tariffs in April 1997, April 2000 and January 2001.

The following table sets forth information with respect to the average local usage charge per minute for the periods indicated.

	Year ended December 31,						Six months ended June 30,
	2003		2004		2005		2005		2006
Average local telephone usage fee (per minute)	NT$	0.65	NT$	0.68	NT$	0.70	NT$	0.69	NT$	0.72
Growth rate (compared to the same period in the prior year)		3.2%		4.6%		2.9%		1.5%		4.3%

Average per minute usage charges increased from NT$0.65 per minute in 2003 to NT$0.68 per minute in 2004 and NT$0.70 per minute in 2005, and from NT$0.69 in the six months ended June 30, 2005 to NT$0.72 in the same period in 2006. The increases were primarily due to a decline in demand for our discounted Internet tariff packages as a result of a migration of non-HiNet dial-up subscribers to our asymmetrical digital subscriber line services.

Part of our competitive strategy is to offer customers innovative products and services intended to both secure customer loyalty and enhance revenues. In particular, our value-added services are designed to increase our call revenues by increasing the number of calls our customers make and by receiving fees for usage of the value-added services. These services include call waiting, caller identification, call forwarding, three-party calls and voicemail.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Revenues from domestic long distance telephone services comprised approximately 7.4%, 6.4%, 5.9%, 6.0% and 5.4% of our revenues in 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively. Our average market share in the domestic long distance market was 88.2%, 86.4%, 84.7% and 83.0% in 2003, 2004, 2005 and the six months ended June 30, 2006, respectively. Residential customers accounted for approximately 62.4% and 61.5% of our domestic long distance revenues in 2005 and the six months ended June 30, 2006, respectively.

The following table sets forth information with respect to usage of our domestic long distance telephone services for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in millions, except percentages)
Minutes from domestic long distance calls	6,195	5,621	5,131	2,581	2,361
Growth rate (compared to the same period in the prior year)	(9.3)%	(9.3)%	(8.7)%	(8.8)%	(8.5)%

Minutes of use for domestic long distance calls have been declining as a result of traffic migration to cellular services and competition from other fixed line operators and voice over Internet protocol services. We expect the decline in minutes of use for fixed line services to continue in the future because of the same reasons. However, we believe that the rate of migration to cellular services is slowing.

The following table sets forth information with respect to the average domestic long distance usage charge per minute for the periods indicated.

	Year ended December 31,						Six months ended June 30,
	2003		2004		2005		2005		2006
Average domestic long distance usage charge (per minute)	NT$	1.63	NT$	1.65	NT$	1.65	NT$	1.64	NT$	1.65
Growth rate (compared to the same period in the prior year)		—		1.2%		0%		—		0.6%

Our average domestic long distance usage charger per minute remained relatively stable in 2003, 2004, 2005 and the six months ended June 30, 2006. All domestic long distance calls, regardless of the distance between the calling parties, have the same tariff. We changed the unit of billing from a per-minute basis to a per-second basis effective February 1, 1999. In addition, we reduced our peak hour domestic long distance rate in April 2001 from NT$0.045 per second to our current rate of NT$0.035 per second. Our current domestic long distance rate for off peak hours is NT$0.025 per second. The rates for both peak hours and off peak hours are the same for residential and business customers. Our average domestic long distance usage charge per minute in 2005 remained the same as in 2004. Our average domestic long distance usage charge per minute increased by 0.6% in the six months ended June 30, 2006 compared to the same period in 2005, primarily due to an increase in the ratio of peak hour traffic volume to off-peak hour traffic volume.

We provide so-called “intelligent” network services over our domestic long distance network, including toll free calling, universal number, televoting, premium rate service and virtual private networks. We also focus on offering our customers an increasing number of value-added services and flexible tariff packages.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Revenues from international long distance telephone services comprised approximately 8.6%, 8.2%, 7.9%, 8.0% and 7.7% of our revenues in 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively. Residential customers generated approximately 35.8% and 36.9% of our international long distance revenues during 2005 and the six months ended June 30, 2006, respectively. In addition, we provide wholesale international long distance services to international simple resale operators who do not possess their own telephone network or infrastructure.

We believe other fixed line operators consider the international long distance market to be their primary focus. Our average market share of the international long distance market was approximately 60.1%, 61.3%, 57.8% and 56.9% in 2003, 2004 and 2005 and the six months ended June 30, 2006, respectively. Our market share declined in the first half of 2006 primarily because of competition and the inclusion by another operator of voice over Internet protocol interconnect minutes in its international long distance minutes. Since fixed line services have been open for competition since 2001, we expect competition in this line of business will continue to intensify in the near future.

Our international long distance services consist primarily of international direct dial services and our discounted “Super eCall” services, which we introduced in April 2000. Under Super eCall, we use voice over Internet protocol technology through international dedicated circuits which connect to our major correspondent carriers that route calls internationally. Super eCall customers are offered rates that are approximately 30% lower than those for our international direct dial service. Calls made over Super eCall represented approximately 11.4% and 7.2% of our total outgoing international traffic in 2004 and 2005, respectively, and approximately 7.1% and 6.8% in the six months ended June 30, 2005 and 2006, respectively.

We commenced the wholesale of international long distance minutes to licensed international resale operators and other international carriers in 2001. International resale operators require a fixed line operator in Taiwan to complete their long distance telephone services originating in Taiwan. In addition, other international carriers often find it less expensive to route international calls through Taiwan. These resale operators and carriers purchase from us large numbers of minutes at discounted rates. Our international long distance wholesale business has grown rapidly since its introduction. In 2003, 2004 and 2005, we sold 573.2 million, 595.4 million and 781.9 million of wholesale outgoing minutes, which represented approximately 31.0%, 32.1% and 39.0% of our total outgoing international long distance minutes, respectively. In the six months ended June 30, 2006, we sold 483.2 million wholesale outgoing minutes, which represented approximately 45.2% of our total outgoing international long distance minutes. Revenues from the wholesale of international long distance minutes increased by approximately 28.9% from NT$872 million in 2004 to NT$1,124 million in 2005 and increased by approximately 35.6% from NT$522.3 million in six months ended June 30, 2005 to NT$708.3 million in the same period in 2006. As the international long distance market becomes more competitive, we believe the wholesale business will allow us to generate increases in international minutes without accelerating the decline in international long distance rates in the more profitable retail segment.

International calls to and from our top five destinations represented approximately 60.7% and 62.6% of our international long distance call traffic in 2005 and the six months ended June 30, 2006, respectively.

The following table shows the percentage of total outgoing and incoming international long distance minutes for our top five outgoing destinations in 2005.

Destination	Percentage of total outgoing minutes	Percentage of total incoming minutes
Mainland China	32.6%	33.7%
United States	9.4	12.6
Philippines	6.8	6.2
Hong Kong	3.9	6.0
Japan	9.1	0.6

Total of top five destinations	61.8%	59.1%

The following table shows the percentage of total outgoing and incoming international long distance minutes for our top five outgoing destinations in the six months ended June 30, 2006.

Destination	Percentage of total outgoing minutes	Percentage of total incoming minutes
Mainland China	31.2%	31.7%
United States	9.4	17.7
Philippines	10.9	0.7
Hong Kong	5.7	5.6
Japan	3.5	10.2

Total of top five destinations	60.7%	65.9%

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in millions, except percentages and incoming/outgoing ratio)
Incoming minutes	1,190	1,291	1,289	642	647
Growth rate (compared to the same period in the prior year)	21.9%	8.5%	(0.2)%	2.1%	0.8%
Outgoing minutes	1,848	1,855	2,004	986	1,068
Growth rate (compared to the same period in the prior year)	29.9%	0.4%	8.0%	12.0%	8.3%
Total minutes	3,038	3,146	3,293	1,628	1,715
Incoming/outgoing ratio	0.64	0.70	0.64	0.65	0.61

Total outgoing international long distance minutes increased slightly by approximately 0.4% from 2003 to 2004, by approximately 8.0% from 2004 to 2005 and by approximately 8.3% in the six months ended June 30, 2006 compared to the same period in 2005, primarily due to promotions and increased wholesale minutes. Our incoming call volume increased by approximately 8.5% in 2004 due to our efforts to increase sales of wholesale minutes, slightly decreased by approximately 0.2% in 2005 due to increased competition resulting from lower priced calls offered by our competitors, which reduced our incoming international call volume, and increased by approximately 0.8% in the six months ended June 30, 2006 compared to the prior corresponding periods, primarily due to active expansion of international wholesale incoming call services through overseas points of presence.

Outgoing calls made by customers in Taiwan and by customers from foreign destinations using Taiwan direct service are billed in accordance with our international long distance rate schedule for the destination called. Rates vary depending on the time of day at which a call is placed. Customers are billed on a per minute basis for Super eCall services, whereas customers are billed on a six second unit basis for international direct dial services.

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated.

	Year ended December 31,						Six months ended June 30,
	2003		2004		2005		2005		2006
Average international long distance usage charge (per minute)	NT$	6.2	NT$	6.1	NT$	5.4	NT$	5.5	NT$	4.9
Growth rate (compared to the same period in the prior year)		(21.5)%		(1.6)%		(11.5)%		(15.4)%		(10.9)%

Tariffs for international long distance calls have generally been declining worldwide and we expect this trend to continue. We do not expect the increase in international call traffic to fully offset the decline in tariffs. In anticipation of new competition, we substantially reduced our international tariffs by an average of 37% in April 2001 to defend our business and market share. In addition, we offered our customers significant promotional packages and discounts during off-peak hours in 2003, 2004 and 2005 to maintain their loyalty. In particular, we increased the discounts offered to our high-usage international long distance customers in each of these three years. Our average international long distance usage charge per minute decreased 10.9% from NT$5.5 in the six months ended June 30, 2005 to NT$4.9 in the same period in 2006. This decrease was primarily due to a significant increase in wholesale minutes, which were charged at lower tariffs.

We pay for the use of networks of carriers in foreign destinations for outgoing international calls and receive payments from foreign carriers for the use of our network for incoming international calls. Traditionally, these payments have been made pursuant to settlement arrangements under the general auspices of the International Telecommunications Union. Settlement payments are generally denominated in U.S. dollars and are made on a net basis.

The following table sets forth information with respect to our gross settlement receipts and payments during the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in billions)
	NT$	NT$	NT$	NT$	NT$
Gross international settlement receipts	3.8	3.5	3.3	1.6	1.6
Gross international settlement payments	5.6	5.3	3.4	2.3	2.0

Our payments on an aggregate basis to international carriers have been more than our receipts from these carriers, primarily because our customers’ outgoing minutes exceeded incoming minutes. As international settlement rates have fallen, our international settlement receipts and our international settlement payments have both declined.

In order to compete more effectively in the international long distance market, we have implemented innovative and customized discount calling plans and marketing campaigns directed at high-usage business customers. We also continue to promote our intelligent network services, including international virtual private networks, international toll free calling and calling card services, and our international long distance minutes wholesale business. We have introduced PC-to-phone and PC-to-PC voice over Internet protocol services and plan to launch phone-to-phone and phone-to-PC voice over Internet protocol services in the second half of 2006, subject to our obtaining the approval of the National Communications Commission. We plan to target specific customers for these services and offer bundled services to increase customer retention in the competitive business environment.

Wireless Services

The provision of wireless services, comprising cellular and paging services, is one of our principal business activities. We are Taiwan’s largest provider of cellular services in terms of both revenues and subscribers. In 2003, we generated revenues of NT$66.8 billion, or approximately 36.6% of our revenues, from wireless services. In 2004, we generated revenues of NT$70.6 billion, or approximately 38.2% of our revenues, from wireless services. In 2005, we generated revenues of NT$73.1 billion (US$2.2 billion), or approximately 39.6% of our revenues, from wireless services. In the six months ended June 30, 2005 and 2006, we generated revenues of NT$35.7 billion, or approximately 39.3% of our revenues, and NT$36.2 billion, or approximately 39.6% of our revenues, respectively.

The following table sets forth our revenues from wireless services for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in billions)
	NT$	NT$	NT$	NT$	NT$
Wireless revenues:
Cellular	66.2	70.3	73.0	35.6	36.2
Paging	0.6	0.3	0.1	0.1	—

Total wireless	66.8	70.6	73.1	35.7	36.2

Cellular Services

The following table sets forth our revenues from cellular services for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in billions)
	NT$	NT$	NT$	NT$	NT$
Cellular revenues:
Usage(1)	57.6	60.0	60.8	29.9	29.7
Interconnection	5.3	6.3	7.0	3.4	3.6
Mobile data	1.6	2.3	3.2	1.5	2.0
Other	1.7	1.7	2.0	0.8	0.9

Total cellular	66.2	70.3	73.0	35.6	36.2

(1)	Includes monthly fees.

As the market for cellular services has continued to expand, we have experienced substantial growth in our cellular customer base. We are the largest cellular operator in Taiwan in terms of revenues and number of subscribers. We had 8.3 million cellular subscribers, for a market share of approximately 40.7% of total second generation cellular subscribers and approximately 35.3% of total second generation cellular services revenues in Taiwan, as of June 30, 2006. Revenues from cellular services comprised approximately 36.3%, 38.0%, 39.5%, 39.2% and 39.6% of our revenues in 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively. Mobile data revenues as a percentage of total cellular revenues were 2.4%, 3.3% and 4.4% in 2003, 2004 and 2005, respectively, and approximately 5.6% in the six months ended June 30, 2006.

We offer digital cellular service through our dual band global system for mobile communications network. We are one of three national licensed providers of global system for mobile communications services. We have been allocated 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for global system for mobile communications services and general packet-switched radio services and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for third generation cellular services. This is the largest frequency spectrum allocation to any cellular operator in Taiwan. In February 2002, the Ministry of Transportation and Communications granted third generation cellular services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. We have received a third generation cellular services license, which is valid from May 26, 2005 to December 31, 2018. On July 26, 2005, we launched our third generation cellular telephone services using wideband code division multiple access technology. We also offer the largest international roaming network. In particular, our second generation cellular service subscribers have access to 306 networks in 163 countries through our global system for mobile communications service roaming network and 113 networks in 61 countries through our general packet-switched radio service roaming network. In addition, our third generation cellular service system includes 29 networks in 18 countries. We discontinued offering analog cellular service through our advanced mobile phone service in December 2001, and returned the spectrum allocation in the 800 MHz frequency band to the government. All subscribers to this service have switched to our global system for mobile communications network.

As of June 30, 2006, we had approximately 11,235 cellular base stations (including both global system for mobile communications, or GSM, base stations and third generation cellular base stations) covering substantially all of Taiwan’s population. We use these base stations to support both our global system for mobile communications network and our general packet-switched radio service network.

The following table sets forth information regarding our cellular service operations and our cellular subscriber base for the periods indicated.

	As of or for the year ended December 31,						As of and for the six months ended June 30,
	2003		2004		2005		2005		2006
Taiwan population (in thousands)(1)		22,605		22,689		22,770		22,723		22,815
Total cellular subscribers in Taiwan (in thousands)(2)(3)		25,090		21,528		19,876		20,659		22,799
Penetration (as a percentage of the population)(4)		111.0%		94.9%		87.3%		90.9%		99.9%
Total cellular revenues in Taiwan (in billions)—second generation cellular service(4)	NT$	189.5	NT$	198.2	NT$	205.2	NT$	101.3	NT$	95.3
Number of our cellular subscribers (in thousands)(3)(5)		8,267		8,191		8,158		8,109		8,291
Our market share by subscribers—second generation cellular service(3)		33.0%		38.0%		39.6%		39.3%		40.7%
Our market share by revenues—second generation cellular service		34.7%		35.4%		35.0%		35.2%		35.3%
Number of our prepaid subscribers (in thousands)		1,417		968		603		708		603
Our prepaid subscribers as a percentage of our total subscribers		17.1%		11.8%		7.4%		8.7%		7.3%
Annualized churn rate(6)		21.4%		22.9%		16.8%		16.8%		12.0%
Minutes of usage (in millions of minutes):
Incoming		8,641		9,352		9,720		4,780		4,933
Outgoing		7,737		8,668		8,921		4,378		4,567
Average minutes of usage per cellular subscriber per month(3)(7)		174		182		190		187		193
Average revenue per cellular subscriber per month(3)(8)	NT$	703	NT$	712	NT$	744	NT$	728	NT$	734

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China.
(2)	The number of total cellular subscribers in Taiwan as of June 30, 2006 includes third generation cellular subscribers and personal handy-phone system subscribers.
(3)	The number of cellular subscribers is based on the number of subscriber identification module cards. From 2004, the number of our cellular subscribers excludes prepaid subscription accounts that are inactive for more than three months. Before 2004, we did not generally exclude inactive prepaid accounts from our subscriber base.
(4)	Data from the statistical monthly release by Ministry of Transportation and Communications.
(5)	Includes general systems for mobile communication, general packet-switched radio services and advanced mobile phone services.
(6)

Measures the rate of subscriber disconnections from cellular service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to subscribers switching from one of our cellular services to another) during the relevant period by (b) the average number of subscribers during the period (calculated by averaging the number of subscribers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period.
(7)	Average minutes of usage per cellular subscriber per month is calculated by dividing the total minutes of usage during the period by the average of the number of our cellular subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(8)	Average revenue per subscriber per month is calculated by dividing our aggregate cellular telecommunications services revenue during the relevant period by the average of the number of our cellular subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.

The cellular market in Taiwan has grown rapidly since the liberalization of the market in 1997. Total cellular subscribers in Taiwan reached approximately 21.5 million as of December 31, 2004, but increased to approximately 22.8 million as of June 30, 2006. Cellular penetration was approximately 99.9% on the same date, and is among the highest worldwide. We expect subscriber growth to continue to slow as a result of market saturation. In addition, the overall cellular services market has experienced a slowdown in terms of revenue in July and August of 2006. We believe that any future growth in the number of cellular subscribers will depend largely upon continuing improvements in wireless technologies and wireless data applications and the availability of advanced cellular handsets.

We began offering prepaid card services in October 2000. As of December 31, 2005, we had approximately 0.6 million prepaid customers representing approximately 7.4% of our total cellular subscribers. Prepaid subscribers as a percentage of total cellular subscribers have declined to approximately 7.3% in the first half of 2006. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the services. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer handset subsidies to new subscribers that agree to sign a two-year contract with us, and to existing subscribers who renew their contracts with us for a period of two years. We generally offer subsidies on handsets equipped with more advanced data functions to promote the expansion of our general packet-switched radio services and third generation cellular services. In December 2005, the average handset subsidy we offered was NT$2,566 per subscriber. We expect the level of our average handset subsidy to remain at a similar level for the foreseeable future, with a decrease in subsidy for global system for mobile communications handsets generally offset by higher subsidies for third generation handsets.

Traffic growth has also been strong, as pricing has declined and the number of post-paid subscribers have increased. We have also experienced a significant increase in the number of short messaging service messages sent by our subscribers, which has had a positive impact on traffic volume. However, the average minutes of usage per subscriber declined in 2003 because of an increase in our prepaid customers, who tend to have lower minutes of usage, and increased usage of our short messaging services. The average minutes of usage per subscriber rose in 2004 because of a decline in prepaid customers as a percentage of total cellular customers, primarily as a result of accelerated closing of inactive prepaid customer accounts. The average minutes of usage per subscriber increased in 2005 because of a decrease in the number of prepaid customers. The average minutes of usage per subscriber for the first half of 2006 was 193.

Our tariffs for post-paid cellular subscribers primarily consist of usage fees and monthly fees. When our subscribers are outside Taiwan, they pay roaming charges plus international long distance charges and, where applicable, local charges in roaming destinations. We charge a flat fee per transaction for our short messaging service and a fee per packet for our general packet-switched radio service based on the volume of data transmitted. We also offer discounts on usage fees for calls made between our cellular subscribers to encourage subscription to our cellular service. Our third generation cellular service also provides a monthly flat rate service to our customers using our third generation cellular service for Internet purposes.

Our average revenue per subscriber per month increased from NT$703 in 2003 to NT$712 in 2004 primarily due to a decrease in the number of our prepaid subscribers and, to a lesser extent, an increase in revenues from cellular value-added services. The decrease in the number of our prepaid subscribers in 2005 was primarily the result of our increased attention to closing inactive accounts. Our average revenue per subscriber per month increased to NT$744 in 2005 and increased from NT$728 in the six months ended June 30, 2005 to NT$734 in the same period in 2006, primarily due to an increase in the number of postpaid subscribers and an increase in the revenues of cellular value-added services. From December 2004, the number of our cellular subscribers excludes prepaid subscription accounts inactive for more than three months. Before 2004, we did not actively exclude inactive prepaid accounts from our subscriber base. In order to sustain the gradual increases in average revenue per subscriber, we intend to continue introducing new value-added services in order to generate additional sources of revenue and closing inactive prepaid subscriber accounts.

In addition to our basic cellular services, we also offer a broad range of value-added telecommunications and information services. We introduced in August 2001 a platform of integrated cellular value added services under the brand name “emome.” Our “emome” services offer a broad range of value-added services, including financial information, transaction services, emergency services access numbers, directory information, time, weather and traffic reports. In addition, we have launched other cellular value-added services, such as JAVA games, unstructured supplementary service data, mobile Internet and multimedia messaging services. After the launch of our third generation cellular services, we have provided video phone, video on demand and other related third generation cellular value-added services as well. We believe these services enhance customer loyalty and satisfaction and increase cellular traffic. Revenues from cellular value added services represented approximately 2.4%, 3.3% and 4.4% of our total cellular revenues in 2003, 2004 and 2005, and 4.3% and 5.6% of our total cellular revenues in the six months ended June 30, 2005 and 2006, respectively.

Paging Services

We offer nationwide and regional paging services in Taiwan. In addition to traditional paging services, we offer a broad range of wireless information services, including stock quotes on our “InterMessenger” service, weather information, news and agricultural information. We had approximately 28,512 paging subscribers as of June 30, 2006.

Revenues from paging services comprised approximately 0.3%, 0.2%, 0.1%, 0.1% and less than 0.1% of our revenues in 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively. As cellular usage has increased, we have seen a sharp reduction in the number of our paging subscribers. We expect the number of our paging subscribers to continue to decline.

Internet and Data Services

We have experienced continued growth in our Internet and data services. Our Internet and data revenues represented approximately 19.5%, 21.2%, 22.8%, 22.5% and 24.7% of our revenues in 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively. We provide:

•	Internet services, including HiNet, our Internet service provider, asymmetrical digital subscriber line Internet access, Internet value-added services, wireless local area networks and fiber-to-the-building services; and

•	data services, including leased line services, managed data services and Internet data center services.

The following table sets forth our revenues from Internet and data services for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in billions)
	NT$	NT$	NT$	NT$	NT$
Internet and data revenues:
Internet	25.9	29.5	32.1	15.5	17.3
Data	9.7	9.8	10.1	4.9	5.2

Total Internet and data	35.6	39.3	42.2	20.4	22.5

Internet Services

HiNet and Internet Access

The following table sets forth our revenues from Internet services for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in billions)
	NT$	NT$	NT$	NT$	NT$
Internet revenues:
Narrowband access	1.4	0.7	0.3	0.2	0.1
Narrowband Internet service	1.1	0.7	0.5	0.2	0.2
Broadband access (asymmetrical digital subscriber line only)	13.3	14.7	16.2	7.8	8.8
Broadband Internet service (asymmetrical digital subscriber line only)	7.8	10.8	12.1	5.9	6.4
Other Internet	2.3	2.6	3.0	1.4	1.8

Total Internet	25.9	29.5	32.1	15.5	17.3

We are the largest Internet service provider in Taiwan, with a market share of 60.8% as of June 30, 2006. As of June 30, 2006, HiNet had approximately 4.2 million subscribers.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31,			As of June 30,
	2003	2004	2005	2005	2006
	(in thousands, except percentages)
Total Internet access subscribers in Taiwan	7,839	8,036	7,271	8,277	6,943
HiNet subscribers
HiNet dial-up subscribers	1,616	1,376	1,166	1,269	1,102
HiNet asymmetrical digital subscriber line subscribers	1,902	2,413	2,909	2,662	3,072
Other access technology subscribers	32	32	38	34	50
Total HiNet subscribers	3,550	3,821	4,113	3,965	4,224
Market share(1)	45.3%	47.5%	56.6%	47.9%	60.8%

(1)	Based on data provided by the Ministry of Transportation and Communications.

We have maintained our leading market position despite a highly competitive market with over 186 Internet service providers in Taiwan. We expect the competitive conditions currently prevailing in the Internet service provider market to continue to intensify.

Customers can access HiNet through various technologies. We provide narrowband dial-up Internet access through connections based on standard telephone modems. We provide broadband Internet access through connections based on asymmetrical digital subscriber lines and our fiber-to-the-building technology. As of June 30, 2006, approximately 80.1%, or 3.1 million, of subscribers who access the Internet through our asymmetrical digital subscriber lines are our HiNet subscribers, and we expect this ratio to increase as a result of recent promotions to attract dial-up customers to upgrade to broadband Internet access.

We are the largest broadband Internet access provider in Taiwan in terms of subscribers. We began providing our asymmetrical digital subscriber line service in August 1999, and we had 3.8 million subscribers as of June 30, 2006, representing an approximately 88.9% share of Taiwan’s broadband market. Our market share of Taiwan’s broadband market was approximately 80.6%, 83.0% and 85.3% in 2003, 2004 and 2005, respectively. Our asymmetrical digital subscriber line service allows for transmission of data at high access rates and offers high-speed broadband Internet access services. We also provide asymmetrical digital subscriber line services to other Internet service providers that do not have their own network infrastructure.

The following table sets forth our asymmetrical digital subscriber line service subscribers as of each of the dates indicated.

	As of December 31,			As of June 30,
	2003	2004	2005	2005	2006
Our asymmetrical digital subscriber line service subscribers (in thousands)	2,426	3,071	3,654	3,363	3,835
Average downlink speed (megabit per second)(1)	0.82	1.60	2.14	1.89	2.40

(1)	Average downlink speed is calculated by dividing the total downlink speed subscribed by the total number of subscribers as of the relevant date.

Our asymmetrical digital subscriber line service offers downlink speeds that range from 256 kilobits per second to 12 megabits per second and uplink speeds that range from 64 kilobits per second to 1 megabit per second. In December 2001, we began providing symmetrical digital service with uplink and downlink speeds of 512 kilobits per second. After our promotions in 2004 to increase customer access speeds, including our promotions for subscribers to upgrade to higher-speed access, the average uplink and downlink speeds of our subscribers have increased substantially. As of December 31, 2004, over 54% of our subscribers had subscribed for downlink speeds of 2 megabits per second and our average downlink speed was 1.6 megabits per second. As of December 31, 2005, approximately 59% of our subscribers had subscribed for downlink speeds of over 2 megabits per second and our average downlink speed was 2.14 megabits per second. As of June 30, 2006, approximately 60.7% of our subscribers had subscribed for downlink speeds of over 2 megabits per second and our average downlink speed was 2.40 megabits per second.

We have experienced limited competition in the asymmetrical digital subscriber line service market because other fixed line operators and cable operators have not established a nationwide network infrastructure to provide this service.

Our revenues from providing Internet access are generated from installation fees, monthly subscription fees and usage fees from fixed line telephone calls made to access HiNet, which are recorded as Internet services revenues rather than as fixed line revenues. Usage fees from fixed line telephone calls made to access Internet service providers other than HiNet are recorded as local fixed line revenues.

Charges for our HiNet dial-up service include a monthly fee entitling the subscriber to a fixed number of minutes of service, with an additional charge per minute when the fixed number of minutes is exceeded. Alternatively, we offer our subscribers an unlimited number of minutes for a fixed monthly fee. Charges for our asymmetrical digital subscriber line service include one-time installation charges and monthly subscription fees. These charges vary based on connection speed.

The following table sets forth our average revenues per user for each of the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	NT$	NT$	NT$	NT$	NT$
Average revenue per HiNet dial-up subscriber per month(1)	116	81	50	55	35
Average revenue per asymmetrical digital subscriber line subscriber per month(2)	940	863	780	791	754

(1)	Average revenue per HiNet dial-up subscriber per month is calculated by dividing the total local telephone usage revenues generated by HiNet dial-up subscribers and Internet access revenues by the average of the number of our HiNet dial-up subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(2)	Average revenue per asymmetrical digital subscriber line service subscriber per month is calculated as the sum of (a) asymmetrical digital subscriber line access revenues for the relevant period divided by the average of the number of our asymmetrical digital subscriber line service subscribers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet asymmetrical digital subscriber line Internet service provider revenue divided by the average of the number of HiNet asymmetrical digital subscriber line subscribers on the first and last days of the period divided by the number of months in the relevant period.

Our average revenues per subscriber have declined over the last three years and for the first six months of 2006 due to increasing competition. In addition, we were required by the regulatory authority at that time, the Directorate General of Telecommunications, to decrease our tariffs by an average of 24% in June 2004. However, we expect our average revenue per subscriber for broadband services to decline more gradually going forward, as subscribers migrate towards more expensive, higher bandwidth digital subscriber line services.

Internet Value-added Services

Our HiNet portal at www.hinet.net provides value-added services to our subscribers, such as gaming, e-learning, financial information and links to other portals. We charge fees for some of these services. We also receive commissions for transactions completed on some of these other portals. Our broadband Internet portal at www.hichannel.hinet.net offers online entertainment services through the Internet. In particular, our HiNet asymmetrical digital subscriber line customers can access music, television programs, movies and other multi-media content on demand. We charge access fees for some of this content. We expect the revenues generated from these value-added services to grow as a percentage of our total Internet and data services revenues. The information contained in our HiNet portal and broadband Internet portal is not a part of this prospectus. Our Internet value-added services revenues as a percentage of total Internet revenues were approximately 5.5%, 5.8% and 6.9% in 2003, 2004 and 2005, respectively, and 6.7% in the six months ended June 30, 2006.

Wireless Local Area Network Service

We launched our wireless local area network service in May 2002. As of June 30, 2006, we had a total of approximately 26,773 residential and business customers that lease our access points. In addition, we have established 992 hot spots in public areas, such as airports and international convention centers, where individuals can access our wireless local area network. We expect the revenues generated from our wireless local area network services to continue to grow.

Data Services

The following table sets forth our revenues from data services for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in billions)
	NT$	NT$	NT$	NT$	NT$
Data revenues:
Leased line	7.7	7.6	7.6	3.7	3.9
Other	2.0	2.2	2.5	1.2	1.3

Total data	9.7	9.8	10.1	4.9	5.2

Leased Line Services

We are the leading provider of domestic leased line services in Taiwan. We are also a leading provider of overseas leased line services. Leased line services involve offering exclusive lines that allow point-to-point connection for voice and data traffic. Leased lines are used by business customers to assemble their own private networks and by telecommunications service providers to establish networks to offer telecommunications services.

We provide data transmission services to major business customers in Taiwan. We also provide leased lines to other cellular and fixed line service operators for interconnection with our fixed line network and for connection within their networks. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 12.3% over the two years ended December 31, 2005.

The following table shows the bandwidth of lines leased to third parties as of each of the dates indicated.

	As of December 31,			As of June 30,
	2003	2004	2005	2005	2006
	(in gigabits per second)
Total bandwidth	393.4	501.7	495.8	501.0	482.0

Rental fees for local leased lines are generally based on transmission speed while domestic long distance and international long distance leased line rental fees are generally based on transmission speed and distance.

We continue to experience a decline in rental fees for all of our leased line products. The decline in rental fees since 2000 has been substantial, particularly for international leased lines, partly as a result of our efforts to address competition from new international leased line service providers. We are actively implementing marketing and service campaigns to retain our high-value business customers.

Managed Data Services

We provide a wide range of managed data services, including frame relay services, asynchronous transfer mode services and virtual private network services. Frame relay services provide high-speed data communications linking remote sites. Asynchronous transfer mode services are used to handle high-bandwidth, integrated voice, video, data and Internet traffic between sites.

Internet Data Center Services

Internet data centers are facilities providing the physical environment necessary to keep computer network servers running at all times. These facilities are custom-designed with high-volume air conditioning temperature control systems, secure access, reliable electricity supply and connections to high-bandwidth Internet and data networks. Data centers house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data.

We currently have 13 Internet data centers in Taiwan. We offer co-location, web hosting and application service provider services.

Other Telecommunications Services

We provide other telecommunications services, including multimedia on demand services, satellite services, telephone directories, corporate solution services and billing handling services. In 2003, we generated NT$2.6 billion, or approximately 1.4% of our revenues, from these various other telecommunications services. In 2004, we generated NT$3.2 billion, or approximately 1.7% of our revenues. In 2005, we generated NT$3.1 billion or approximately 1.7% of our revenues. In the six months ended June 30, 2006, we generated NT$1.3 billion, or approximately 1.5% of our revenues, from these various other telecommunications services. We also lease real estate owned by us to third parties.

Multimedia on Demand Services

We launched our multimedia on demand service in Taipei County and Keelung City in March 2004. We expanded this service to cover 13 counties and cities of Taiwan by the end of 2005. Using video streaming technology through a set top box that connects to our asymmetrical digital subscriber lines, our customers can access TV programs and other services. We had 33 broadcasting channels and over 1,600 on-demand programs and served approximately 157,000 subscribers as of June 30, 2006. In addition, our video-on-demand service provides movies, e-learning and music programs for home entertainment. We also plan to introduce popular channels and bundle them with other pay channels in order to enhance our service content and satisfy our customers’ needs.

Satellite Services

We are a 50% owner of the ST-1 telecommunications satellite. Singapore Telecommunications Ltd. owns the remaining 50%. ST-1 was launched on August 26, 1998 and began commercial operations on December 1, 1998. We lease out transponder capacity on ST-1 and provide satellite lease circuits. In addition, we have two satellite communication centers that enable us to provide satellite value-added services. We also provide satellite services to Southeast Asia.

Telephone Directories

We are the largest provider of classified advertising directory and associated products and services in Taiwan with over 60 years of experience in publishing and distributing telephone directories to households and businesses in Taiwan. Our current yearly circulation is approximately 6.3 million copies. To address the needs of advertisers and users for multiple platforms of directory search, we offer buyers and sellers related directory products and services in print, through online directories and by operator-assisted search services.

Interconnection

We provide interconnection of our fixed line network with other cellular operators and, since July 2001, with other fixed line operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in local, domestic long distance services or cellular revenues and expenses, respectively.

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(in billions)
	NT$	NT$	NT$	NT$	NT$
Interconnection fee revenues:
Local	3.6	3.4	3.0	1.5	1.5
Domestic long distance	2.0	1.3	1.1	0.6	0.5
Cellular	5.3	6.3	7.0	3.4	3.6
Interconnection costs:
Fixed line	0.9	0.7	0.4	0.2	0.1
Cellular	4.6	5.6	6.2	2.8	3.1

Currently, tariffs for telephone calls between our fixed line subscribers and cellular subscribers of other cellular operators are set by the cellular operators. The cellular operators pay us interconnection fees based on minutes of usage, regardless of who initiated the call. The former regulatory authority, the Directorate General of Telecommunications, and the current regulatory authority, the National Communications Commission, has consulted with the public regarding a change to the regulation that would allow us to set and collect tariffs for telephone calls made by our fixed line subscribers to cellular subscribers of other cellular operators. For such calls, cellular operators will no longer pay us interconnection fees, but we will be required to pay them termination charges. On September 5, 2006, the National Communications Commission announced that it proposes to make changes to the collection structure in two phases. In phase one, fixed line operators other than us would be able to set and collect tariffs for telephone calls made by their fixed line subscribers to cellular subscribers of other cellular operators. In phase two, we would be allowed to set and collect tariffs for telephone calls initiated by our subscribers if (i) the market share of our local telephone services falls to and under 90% or (ii) the transfer acceptance rate of our number portability service and the acceptance rate for leasing out local loop both reach 85% every month for six consecutive months and we share our telecom switching centers with other fixed line operators. If and when such proposal may be implemented is uncertain.

In the interim, the former regulatory authority, the Directorate General of Telecommunications has approved, effective January 2004, an interconnection rate of NT$0.59 per minute for calls initiated by cellular subscribers, and NT$0.81 per minute for calls initiated by fixed line subscribers. The interconnection rate between our fixed line subscribers and other fixed line subscribers is approximately NT$0.32 per minute. The interconnection rate between our cellular subscribers and other cellular subscribers is approximately NT$2.15 per minute.

All interconnections by the networks of cellular operators and other fixed line operators with our fixed line network are made through dedicated lines that these operators lease from us. We record the revenue for these leased lines as part of our Internet and data revenues.

We expect an increase in interconnection revenue due to an increase in traffic between different fixed line networks as a result of the competition from other fixed line operators.

In accordance with governmental regulations, the contracts governing our interconnection arrangements must specifically address a number of prescribed issues. For example, our interconnection charge should reflect our cost with respect to the network elements used. In addition, cost increases are subject to approval by the regulatory authorities. We expect that our interconnection contracts will generally be reviewed annually, although we may also enter into long-term contracts.

OUR NETWORK INFRASTRUCTURE

Our network infrastructure consists of transmission networks that convey voice and data traffic, switching networks that route traffic between networks, and cellular, paging, Internet, leased line and data switching networks.

We purchase most of our network equipment from well-known international suppliers. As part of the purchase contract, these suppliers deliver and install the equipment for us. We also purchase from local suppliers a variety of components such as transmission lines, switches, telephone sets and radio transmitters.

Approximately 13,717 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of June 30, 2006.

Internet Protocol Broadband Backbone Network

Our Internet protocol broadband backbone network consists of a core network and edge networks. We completed the construction of our high-speed Internet protocol backbone network at the end of 2005 with 14 sets of 640 gigabit per second gigabit switch routers for the core network and more than 56 sets of 320 gigabit per second gigabit switch routers for the edge networks. We believe this network will enable us to meet the increasing demand for broadband access and broadband multimedia services. Moreover, this network will also serve as the backbone for our future third generation cellular services and voice over Internet protocol services.

Transmission Networks

As of June 30, 2006, our transmission networks consisted of 1,026,970 fiber kilometers of fiber optic cable for trunking and 970,391 fiber kilometers of fiber optic cable for local loop.

Between 1999 and 2002, we made significant progress in the upgrading of our plesiochronous digital hierarchy network transmission facilities to synchronous digital hierarchy network transmission facilities. Synchronous digital hierarchy architecture is an advanced technology that allows for instantaneous rerouting and eliminates downtime in the event of a fiber cut. In addition, synchronous digital hierarchy offers better reliability and performance for optical fiber transmissions at a lower operating cost. In December 2002 we installed synchronous transport module 64 multiplexer and 10 gigabit capacity 32-wavelength dense wavelength division multiplexing equipment on our long-haul backbone network. Our synchronous transport module 64 multiplexer can multiplex several low speed signals into a 10 gigabit per second high-speed signal. Dense wavelength division multiplexing equipment uses a technology that puts data from different sources together on an optical fiber with each signal carried on its own separate wavelength. Both synchronous transport module 64 multiplexer and dense wavelength division multiplexing equipment can increase our network capacity. Furthermore, between 2003 and June 30, 2006, we deployed twenty-five 32-wavelength optical add-drop multiplexer rings in Taipei, Taichung, Tainan and Kaohsiung metropolitan areas in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet. To meet the demand for broadband services, we completed the deployment of a next generation synchronous digital hierarchy network in June 2005. The next generation synchronous digital hierarchy network can provide gigabit Ethernet over synchronous digital hierarchy service.

Based on the transmission network described above, we launched connection circuit service of 10 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet to the government’s Taiwan Advanced Research and Education Network in 2003.

As part of our strategic focus on the Internet and data markets, our local loop connections use asymmetrical digital subscriber line technology. This enables us to deliver high-speed Internet, multimedia and other data services to our customers. Substantially all of our installed telephone lines were capable of delivering asymmetrical digital subscriber line services. As of June 30, 2006, we have constructed 4,910,660 lines of asymmetrical digital subscriber line, and had 3,835,217 users. In addition, the ethernet-based fiber to the building system is also introduced into our access network to provide broadband services, such as multimedia on demand, high speed Internet access and virtual private network.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network consists of 14 message areas connected by a long distance network. As of June 30, 2006, we had 70 long distance exchanges, which are interconnection points between our telecommunications network.

We currently have intelligent networks installed over our public switched telephone networks for our domestic long distance and international networks, as well as a local intelligent network in the Taipei, Taichung and Kaohsiung metropolitan areas. Our intelligent network is designed to facilitate the use of value-added services by providing more information about calls and allowing greater management of those calls.

As of June 30, 2006, our domestic network included 17 million installed telephone lines, and reached virtually all homes and businesses in Taiwan.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 104 telecommunications service providers in 59 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had two international gateway switches. In total, we had a trunks capacity of 85,040 channels as of June 30, 2006.

We currently have invested in 25 submarine cables, five of which land in Taiwan. Our aggregate total capacity in the undersea cables in which we have invested is 82 gigabits per second.

Cellular Services Network

Our cellular services network consists of:

•	cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ cellular telephone handsets within the range of a cell;

•	base station controllers, which connect to, and control, the base station within each cell site;

•	mobile switching service centers, which control the base station controllers and the processing and routing of telephone calls;

•	gateway general packet-switched radio service support nodes, which connect our general packet-switched radio service network to the Internet;

•	serving general packet-switched radio service support nodes, which connect the general packet-switched radio service network to the base station controllers; and

•	transmission lines, which link (1) with respect to the global system for mobile communications network, the mobile switching service centers, base station controllers, base stations and the public switched telephone network, and (2) with respect to the general packet-switched radio service network, the base station controllers, the support nodes and the Internet.

The following table sets forth selected information regarding our cellular networks on the GSM system, as of the dates indicated.

	As of December 31,			As of June 30,
	2003	2004	2005	2005	2006
GSM System
Global system for mobile communications base stations	7,791	8,207	8,413	8,154	8,420
Switches	54	54	54	54	54
Lines of capacity (in thousands)	8,500	8,500	8,500	8,500	8,500
Taiwan population coverage	99.9%	99.9%	99.9%	99.9%	99.9%
Taiwan geographical coverage	89.5%	90.0%	90.0%	90.0%	90.0%
General packet-switched radio service gateway support nodes	25	25	25	25	25
Serving support nodes	20	20	20	20	20
System capacity (in thousands)	1,000	1,000	1,000	1,000	1,000

The following table sets forth selected information regarding our third generation cellular services system, as of the dates indicated.

	As of December 31, 2005	As of June 30, 2006
Third Generation System
Global system for mobile communications base stations	2,511	2,815
Switches	20	20
Lines of capacity (in thousands)	280	408
Taiwan population coverage	70%	70%
Taiwan geographical coverage	65%	65%
General packet-switched radio service gateway support nodes	16	16
Serving support nodes	8	8
System capacity (in thousands)	1,500	1,900

We provide cellular services based on the global system for mobile communications network standards. We have dual band 900 MHz and 1800 MHz frequency spectrums for our global system for mobile communications services. In addition, we have installed an intelligent network on our cellular services network infrastructure to enable us to provide prepaid services as well as a wide range of advanced call features and value-added services. We have also installed wireless application protocol gateways on our cellular services network that enable us to provide wireless application protocol services. We began providing cellular communications services based on the general packet-switched radio service network standards in August 2001, using “emome” as the portal name.

As our subscriber base has continued to grow, we have increased the capacity of our intelligent network to more than 1.5 million subscribers. We also completed a system expansion of our cellular services network to accommodate more than 8.5 million subscribers (including 2 million general packet-switched radio service subscribers) at the end of 2003. In particular, we have general packet-switched radio services and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for our third generation cellular services. In preparation for the launch of third generation cellular services, we contracted with Nokia Corporation to provide the core network, radio access network, service network, transmission network and maintenance network for approximately NT$12 billion over three years. As of June 30, 2006, we have completed the construction of approximately 2,815 third generation base stations with a network capacity of 1.9 million lines. Our third generation cellular network is comprised of 3,085 base stations, with a capacity of 2.4 million lines upon completion of contract. We launched our third generation cellular services on July 26, 2005. As of June 30, 2006, we had approximately 408,000 third generation cellular services customers.

Paging Network

The primary components of our paging network are:

•	paging control systems, which receive and encode incoming messages; and

•	base stations, which transmit messages to the subscriber’s pager.

Our paging network uses, among other technologies, the open paging protocol developed by Motorola. This technology provides higher data rate, larger content capacity, longer battery life and better error correction capabilities than other existing paging technologies.

Internet Network

HiNet, our Internet service provider, has the largest Internet access network in Taiwan, with 35 points of presence, approximately 4,712 dial-up ports, approximately 4,041,000 broadband remote access server ports and a backbone bandwidth of approximately 357.6 gigabits per second as of June 30, 2006. We plan to increase HiNet’s points of presence and backbone bandwidth to approximately 424 gigabits per second by the end of 2006.

HiNet’s total international connection bandwidth is 46.5 gigabits per second as of June 30, 2006. As we expect that Internet traffic flows to and from the United States will continue to increase, we plan to expand our bandwidth to the United States. We also plan to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Australia.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi protocol label switching internet protocol virtual private network. We have completed the construction of a digital cross connect system throughout Taiwan with a total of 51 nodes. As of June 30, 2006, we had 4,673 frame relay ports, 5,341 X.25 ports, 7,867 asynchronous transfer mode ports and approximately 50,000 multi protocol label switching internet protocol virtual private network virtual ports.

Our data networks support a variety of transmission technologies, including X.25 protocol, frame relay and asynchronous transfer mode technology. We have also built up our HiLink virtual private network that combines internet protocol and asynchronous transfer mode technologies. The advantage of a HiLink virtual private network based on multi protocol label switching technology is that it can carry different classes of services, such as video, voice and data together to provide services with various qualities of service, high performance transmission and fast forward solution in an enhanced security network. A HiLink virtual private network can be accessed by an asymmetrical digital subscriber line and can include built-in mechanisms that can deal with overlapping internet protocol addresses. Therefore, the network potentially is less costly and requires less management for business applications.

MARKET PRICE INFORMATION

Market Price Information for Our Shares

Our shares have been listed on the Taiwan Stock Exchange under the number “2412” since October 27, 2000. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily trading volume on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on September 28, 2006 was NT$53.70 per share.

	Closing price per common share		Average daily trading volume
	High	Low
	(NT$)	(NT$)	(in thousands)
2001	84.00	39.60	3,361
2002	55.00	43.20	2,391
2003	58.00	46.00	5,666
2004	64.00	50.50	8,978
First Quarter	59.50	50.50	12,971
Second Quarter	58.00	53.50	6,731
Third Quarter	58.50	52.50	6,309
Fourth Quarter	64.00	56.00	10,214
2005	66.00	56.10	9,345
First Quarter	65.50	62.50	9,379
Second Quarter	65.30	59.00	8,050
Third Quarter	66.00	56.50	12,023
Fourth Quarter	58.10	56.10	7,953
2006 (through September 28)	62.00	53.70	9,059
First Quarter	61.30	55.10	11,330
January	58.40	55.80	7,763
February	59.70	55.10	17,307
March	61.30	58.80	9,704
Second Quarter	62.00	58.50	7,814
April	61.40	59.50	7,768
May	62.00	60.00	5,132
June	60.70	58.50	10,413
Third Quarter (through September 28)	61.00	53.70	8,206
July	61.00	57.40	6,984
August	60.90	53.70	10,859
September (through September 28)	55.00	53.70	6,437

The performance of the Taiwan Stock Exchange has in recent years been characterized by extreme price volatility. There are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In addition, purchases of shares of Taiwan companies on the Taiwan Stock Exchange or other markets by the National Financial Stabilization Fund, the Labor Insurance Fund or other funds associated with the government of the Republic of China may have caused and may in the future cause the price of shares of Taiwan companies to be higher than the prices that would otherwise prevail in the open market.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The table below shows, for the periods indicated, the high and low closing prices and the average daily trading volume on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on September 28, 2006 was US$16.99 per ADS. Each of our ADSs represents ten common shares.

	Closing price per ADS		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2003 (from July 23)	15.90	13.38	680
Third Quarter (from July 23)	15.30	13.38	1,107
Fourth Quarter	15.90	13.95	577
2004	21.09	14.50	327
First Quarter	17.85	14.50	431
Second Quarter	18.09	15.85	417
Third Quarter	17.73	15.71	206
Fourth Quarter	21.09	17.81	261
2005	22.17	16.88	942
First Quarter	22.13	20.30	400
Second Quarter	21.55	19.57	306
Third Quarter	22.17	18.20	1,756
Fourth Quarter	18.51	16.88	1,286
2006 (through September 28)	22.65	16.72	1,088
First Quarter	19.98	17.82	1,138
January	18.90	17.82	1,187
February	19.27	17.99	1,409
March	19.98	18.71	870
Second Quarter	22.65	18.13	966
April	20.63	19.46	778
May	22.65	20.30	992
June	20.58	18.13	1,102
Third Quarter (through September 28)	18.89	16.72	1,161
July	18.89	17.74	850
August	18.75	16.72	1,235
September (through September 28)	17.48	16.83	1,400

The ADSs offered in this offering will be fully fungible with, will be identified by the same CUSIP number and will be eligible for trading under the same New York Stock Exchange trading symbol as, the existing ADSs.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table set forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our common shares, as of the date of the prospectus, as adjusted to reflect the sale of our ADSs offered in this offering for:

•	each person whom we know beneficially owns more than 5% of our common shares;

•	each selling shareholder; and

•	our directors, supervisors and executive officers as a group.

	Shares beneficially owned prior to the offering		Shares being offered in the offering		Shares beneficially owned after the offering
	Number	Percent	Number	Percent	Number		Percent
Republic of China Government(1)	4,040,847,247	42.73%	505,388,900	5.34%	3,535,458,347		37.39%
Ministry of Transportation and Communications(2)	3,990,980,247	42.21%	505,388,900	5.34%	3,485,591,347		36.86%
Taiwan Mobile Co., Ltd.(3)	58,959,000	0.62%	58,959,000	0.62%	—	(5)	— (5)
Directors, supervisors and executive officers as a group(4)	877,239	*	—	—	877,239		*

*	Less than 1% of outstanding common shares.
(1)	Includes the common shares held by the Ministry of Transportation and Communications and other government-controlled entities.
(2)	The address of Ministry of Transportation and Communications is 2 Chang Sha Street, Section 1, Taipei, Taiwan, Republic of China.
(3)	Taiwan Mobile Co., Ltd. is a Taiwan public company listed on the Taiwan Stock Exchange. The address of Taiwan Mobile Co., Ltd. is 18/F, No. 172-1, Sec.2, Ji-Lung Road, Taipei 106, Taiwan.
(4)	Excludes common shares held by the Ministry of Transportation and Communications, for which some of the directors and supervisors act as representatives.
(5)	Does not include 2,688,000 common shares to be issued to Taiwan Mobile Co., Ltd. in connection with the payment of our share dividend of NT$0.20 per share in respect of the common shares held by Taiwan Mobile Co., Ltd. as of August 10, 2006, the record date for such dividend. The common shares in respect of this dividend are expected to be issued in October 2006.

Concurrently with this offering, the Ministry of Transportation and Communications is separately offering 120,000,000 common shares in a public auction conducted solely within the Republic of China. Upon the completion of this offering and the domestic share auction, the Ministry of Transportation and Communications will own 3,365,591,347 common shares, or 35.59% of our outstanding shares, and Taiwan Mobile Co., Ltd. will not own any of our common shares.

The Ministry of Transportation and Communications owned 6,268,758,620, or 64.98%, 6,259,973,541, or 64.89%, and 4,001,984,546, or 41.48% of our outstanding common shares as of December 31, 2003, 2004 and 2005, respectively. On April 4, 2006 the Ministry of Transportation and Communications exercised its right under our articles of incorporation to subscribe for two preferred shares after the government’s ownership of our outstanding common shares fell below 50%. As the holder of these preferred shares, the Ministry of Transportation and Communications is entitled to certain rights, including the right to veto any change in our name or our business and any transfer of the whole or the main part of our business or property. See “Description of Our Share Capital — Preferred Shares.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the ADSs sold in this offering will be freely tradeable within the United States without restriction or further registration under the Securities Act by persons other than us or our “affiliates” as the term is defined in Rule 144 under the Securities Act.

We and the Ministry of Transportation and Communications have agreed for a period of 90 days after the date of this prospectus not to offer, sell, contract to sell, hedge or otherwise dispose of, without the prior written consent of the representatives of the underwriters:

•	any of our common shares or depositary receipts representing our common shares;

•	any common shares of our subsidiaries or controlled affiliates or depositary receipts representing those shares; and

•	any securities that are substantially similar to the common shares or depositary receipts referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive the common shares or depositary receipts referred to above;

other than pursuant to, as applicable:

•	an employee benefits plan or distribution of dividends or employee bonuses in the form of shares;

•	a public auction of our common shares to be conducted by the Ministry of Transportation and Communications solely within the Republic of China concurrently with this offering; or

•	transfer of the common shares to another Republic of China government agency or state-owned enterprise, provided such agency or entity agrees to the lock-up restrictions described above.

The 90-day restricted period described above will be extended if:

•	during the last 17 days of the 90-day restricted period we release earnings results or announce material news or a material event, or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable.

In connection with the establishment of the National Financial Stabilization Fund, the Ministry of Transportation and Communications pledged 2.8 billion of our common shares as security to support borrowings by the National Financial Stabilization Fund from a syndicate of commercial banks in Taiwan. These 2.8 billion pledged shares represent approximately 29.6% of our outstanding common shares.

The Republic of China government has publicly announced its long-term intention to reduce its ownership of our outstanding common shares to 34% through future offerings of our common shares and ADSs. Sales of substantial amounts of our ADSs or common shares in the public market, or the perception that future sales may occur, could depress the prevailing market price of ADSs and common shares.

DESCRIPTION OF SHARE CAPITAL

Set forth below is a summary of information relating to our share capital, including brief summaries of the relevant provisions of our articles of incorporation, the Republic of China Securities and Exchange Law, the Republic of China Company Law and the Telecommunications Act.

General

Under our articles of incorporation as last amended on May 30, 2006, our authorized capital was increased to NT$120,000,000,020, divided into 12,000,000,000 common shares and two preferred shares, with par value of NT$10 per share. However, this increase in authorized capital is still pending registration with the Ministry of Economic Affairs, and therefore, our current registered authorized capital remains at NT$96,477,249,020, divided into 9,647,724,900 common shares and two preferred shares. We expect the increase in authorized capital to be registered with the Ministry of Economic Affairs and become effective in October 2006.

Our paid-in capital is NT$94,557,249,020, divided into 9,455,724,900 common shares and two non-transferable preferred shares. The Ministry of Transportation and Communications has the right to subscribe for two preferred shares in the event the government owns less than 50% of our common shares. These preferred shares must be redeemed by us at their par value within three years from the record date of their issuance.

The Ministry of Transportation and Communications, on behalf of the government of the Republic of China, owned approximately 42.21% of our outstanding common shares as of August 17, 2006. Through other government-controlled entities, the Republic of China government owns an additional 0.52% of our outstanding common shares as of August 17, 2006. The remainder of our outstanding shares is held by public shareholders and other investors. On April 4, 2006, the Ministry of Transportation and Communications exercised its right to subscribe for two preferred shares and we issued to it two preferred shares. We currently do not have any other equity in the form of convertible bonds or otherwise outstanding as of the date of this prospectus.

Preferred Shares

Under our articles of incorporation, the holder of preferred shares is entitled to the same rights as holders of common shares with respect to receiving distributions of dividends and bonuses, remaining assets available for distribution upon our dissolution, liquidation or winding up, distribution of retained earnings or capital reserve, or capital allocation.

In addition, the holder of preferred shares will be entitled to the same voting rights as holders of common shares at any of our meetings of holders of common shares.

The holder of the preferred shares, or its nominated representative, will act as our director and supervisor during the existing period of the preferred shares. Any such representative is subject to removal and replacement by the holder of the preferred shares from time to time.

When we issue new shares for cash, the holder of preferred shares will be entitled to the same pre-emptive rights as holders of common shares.

Without the prior consent of the holder of the preferred shares, we may not:

•	change our corporate name;

•	change our business scope; or

•	transfer the whole or the main portion of our business or property.

The holder of preferred shares may not transfer its preferred shares. We must redeem all outstanding preferred shares at par value three years from the date of their issuance. We are required to cancel these preferred shares immediately after their redemption.

Dividends and Distributions

At each annual general shareholders’ meeting, our board of directors submits to the shareholders for their approval any proposal for the distribution of dividend or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting.

We are not permitted to distribute dividends or make other distributions to shareholders in any year in which we do not have any net income or retained earnings (excluding reserves). The Republic of China Company Law also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. We may also set aside special reserve as determined by our shareholders at a shareholders’ meeting. In addition, our articles of incorporation provide that at least 50% of the remaining portion of the net income, less prior years’ losses, outstanding taxes, the legal reserve and any special reserve, plus undistributed retained earnings from prior years will be distributed as dividends to shareholders. Under our articles of incorporation as last amended on May 30, 2006, not less than 50% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. Commencing in the fiscal year in which our privatization is completed, prior to distributing any dividends to our shareholders, we must first distribute (1) between 2% to 5% of distributable earnings to employees as bonuses and (2) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. However, the registration of the articles relating to dividend distributions and employee bonuses is still pending as the Ministry of Economic Affairs has requested that we make certain wording changes to the amendment relating to employee bonuses. We will revise the wording accordingly and submit the revised amendment to our shareholders at our next shareholders’ meeting for approval. Distributions for the year in which the privatization is completed will be distributed out of the profits generated from the date of privatization to the end of that fiscal year. The above percentages may be adjusted, with our shareholders’ approval, according to our actual profits, capital budget and funding conditions of that year.

In addition, under the Statute of Chunghwa Telecom Co., Ltd., we were required to make up any shortfall in the required telecommunications employees pension fund reserve within eight years after our incorporation. Such requirement was satisfied prior to our privatization.

Under the Republic of China Audit Law, the earnings and losses of a state-owned enterprise are audited by the Ministry of Audit under the Control Yuan of the Republic of China, or the Ministry of Audit. As a result, if the amount of our earnings or loses decided by the auditing authority is different from the amount approved at our shareholders’ meeting, the latter amount shall be adjusted accordingly to be identical with the former amount, and the dividends and bonuses approved at our shareholders’ meeting will be adjusted accordingly and reported to the shareholders at the next shareholders’ meeting. However, after our privatization, we are no longer considered a state-owned enterprise for purposes of the of the Audit Act, and we are no longer subject to the Audit Act or audited by the Ministry of Audit.

Under our articles of incorporation, if we do not have current or retained earnings (excluding reserves) but our legal reserve exceeds 50% of our paid-in capital, we may use the excess amount to distribute dividends. In addition, under the Republic of China Company Law, if we do not incur a loss, we are also permitted to make distributions to our shareholders of additional common shares by capitalizing reserves (including the legal reserve, premium derived from the issuance of new shares and income from endowments received by us). However, amounts payable by capitalizing our legal reserve are limited to 50% of the total accumulated legal reserve and this capitalization can only be effected when the accumulated legal reserve exceeds 50% of our paid-in capital.

Changes in Share Capital

Under the Republic of China Company Law, any change in our authorized share capital requires an amendment to our articles of incorporation, which in turn requires approval at our shareholders’ meeting. Authorized but unissued common shares may be issued, subject to applicable Republic of China law, upon terms as our board of directors may determine.

Preemptive Rights

Under the Republic of China Company Law and our articles of incorporation, when we issue new shares for cash, existing shareholders who are listed on the shareholders’ register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings. Under our articles of incorporation as last amended on May 30, 2006, company employees, whether or not they are our shareholders, have rights to subscribe to between 10 and 15% of the new issue. However, the registration of the article relating to our employee preemptive right is still pending as the Ministry of Economic Affairs has requested make certain wording changes to the amendment. We will revise the wording accordingly and submit the revised amendment to our shareholders at our next shareholders’ meeting for approval.

In addition, in accordance with the Republic of China Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold, except under certain limited circumstances. This percentage can be increased by a resolution passed at a shareholders’ meeting, pursuant to Taiwan law and our articles of incorporation, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

Meetings of Shareholders

We are required by the Republic of China Company Law and our articles of incorporation to hold a general meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Taipei, Taiwan. Special shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for more than one year. Shareholders’ meetings may also be convened by a supervisor. Notice in writing of general meetings of shareholders, stating the place, time and agenda must be dispatched to each shareholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders. Shareholders of 1% or more of our issued and outstanding shares are entitled to submit one written proposal each year for consideration at our annual general shareholders’ meeting in accordance with the Republic of China Company Law.

Voting Rights

As previously required by the Republic of China Company Law, our articles of incorporation provide that a holder of common shares has one vote for each common share. Cumulative voting applies to the election of our directors and supervisors. Separate ballots may be held for the election of independent directors.

In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a shareholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under the Republic of China Company Law, the approval by at least a majority of the common shares represented at a shareholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

•	amendment to our articles of incorporation;

•	entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations;

•	transfer of the whole or substantial part of our business or assets;

•	taking over of the whole of the business or assets of any other company which would have significant impact on our operations;

•	distribution of any share dividend;

•	dissolution;

•	merger or spin-off; and

•	removing of directors or supervisors.

Alternatively, the Republic of China Company Law provides that in the case of a public company, such as us, a resolution may be adopted by the holders of at least two-thirds of the common shares represented at a meeting of shareholders at which holders of at least a majority of issued and outstanding common shares are present.

A shareholder may be represented at a general or special meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the general or special shareholders’ meeting. Except for trust enterprises or share registrar approved by the Securities and Futures Bureau, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of the total issued common shares, the votes of those shareholders in excess of 3% of the outstanding common shares shall not be counted.

Any shareholder who has a personal interest in the matter under discussion at a shareholders’ meeting, the outcome of which may impair our interests, shall not vote or exercise voting rights on behalf of another shareholder.

Holders of our ADSs generally will not be able to exercise voting rights on the common shares underlying ADSs on an individual basis and will only be able to exercise voting rights as provided in our ADS deposit agreement.

Other Rights of Shareholders

Under the Republic of China Company Law, dissenting shareholders are entitled to appraisal rights as to certain major corporate actions. A dissenting shareholder may request us to purchase all the shares owned by the shareholder at a fair price determined either by mutual agreement or by the court if a mutual agreement cannot be reached. Shareholders may exercise their appraisal rights by serving notice in writing to us prior to the related shareholders’ meeting and/or by raising his objection at the shareholders’ meeting. Moreover, a shareholder has the right to file a petition in court for annulment of any resolution adopted at a shareholders’ meeting where the procedures for convening such shareholders’ meeting or the method of adopting the resolutions in question is contrary to law or our articles of incorporation. One or more shareholders who have held more than 3% of our issued and outstanding common shares continuously for more than one year may require a supervisor to institute, on our behalf, an action against a director. In addition, one or more shareholders who have continuously held 3% or more of the total number of our outstanding shares of for more than one year may require our board of directors to convene a special shareholders’ meeting by sending a written request to the board of directors.

The Republic of China Company Law has been newly amended to allow shareholders holding 1% or more of the total issued shares of a company to submit, during the period of time prescribed by the company, one proposal in writing for discussion at the general meeting of shareholders. The amendment also provided that a company may adopt a nomination procedure for election of directors or supervisors. We have adopted a nomination procedure for election of independent directors as stipulated in our articles of incorporation and shareholders representing 1% or more of our total issued shares may submit to us a candidates list of independent director, along with relevant information and supporting documents.

Register of Shareholders and Record Dates

Our share registrar, Taiwan Securities Co., Ltd., maintains our register of shareholders at its offices in Taipei, Taiwan, and enters transfers of common shares in our register upon presentation of, among other documents, certificates representing the common shares transferred. Under the Republic of China Company Law and our articles of incorporation, we may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to rights pertaining to the common shares. The specified period required is as follows:

•	general shareholders’ meeting — 60 days;

•	special shareholders’ meeting — 30 days; and

•	relevant record date — five days.

Annual Financial Statements

At least ten days before the annual general shareholders’ meeting, our annual financial statements must be available at our principal office in Taipei, Taiwan for inspection by the shareholders.

Transfer of Common Shares

The transfer of common shares in registered form is effected by endorsement and delivery of the related share certificates but, in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. Shareholders are required to file their respective specimen seals, also known as chops, with us. Chops are official stamps widely used in Taiwan by individuals and other entities to authenticate the execution of official and commercial documents.

Acquisition of Our Own Common Shares

Under the Republic of China Company Law, with minor exceptions, we cannot acquire our own common shares. Any common shares acquired by us, under certain of such minor exceptions, must be sold at the market price within six months after their acquisition.

In addition, under the Republic of China Securities and Exchange Law, a company whose shares are listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market may, pursuant to a board resolution adopted by a majority consent at a meeting attended by more than two-thirds of the directors and pursuant to the procedures prescribed by the Securities and Futures Bureau, purchase its shares for the following purposes on the Taiwan Stock Exchange, the GreTai Securities Market or by a tender offer:

(1) for transfers of shares to its employees;

(2) for conversion into shares from bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by the company; and

(3) for maintaining its credit and its shareholders’ equity, provided that the shares so purchased shall be cancelled thereafter.

The total shares purchased by the company shall not exceed 10% of its total issued and outstanding shares. In addition, the total amount for purchase of the shares shall not exceed the aggregate amount of the retained earnings, the premium from shares issues and the realized portion of the capital reserve.

The shares purchased by the company pursuant to items (1) and (2) above shall be transferred to the intended transferees within three years after the purchase, otherwise the same shall be cancelled. For the shares to be cancelled pursuant to item (3) above, the company shall complete amendment registration for such cancellation within six months after the purchase.

The shares purchased by the company shall not be pledged or hypothecated. In addition, the company may not exercise any shareholders’ rights attaching to these shares. The company’s affiliates (as defined in Article 369-1 of the Republic of China Company Law), directors, supervisors, managers and their respective spouses and minor children and/or nominees are prohibited from selling the shares of the company held by them during the purchase period of such shares reported by the company to the Securities and Futures Bureau.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the relevant provisions of the Republic of China Company Law and our articles of incorporation.

Substantial Shareholders and Transfer Restrictions

The Republic of China Securities and Exchange Law currently requires (1) each director, supervisor, manager, as well as their respective spouses, minor children and nominees, and substantial shareholder (i.e., a shareholder who together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares on a monthly basis and (2) each director, supervisor, manager or substantial shareholder holding such common shares for more than a six month period to report his or her intent to transfer any shares listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market to the Securities and Futures Bureau at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares. ADS holders holding more than 10% of our common shares, including common shares represented by ADSs, may be subject to the reporting obligation in above item (1).

In addition, the number of shares that can be sold or transferred on the Taiwan Stock Exchange or the GreTai Securities Market by any person subject to the restrictions described above on any given day may not exceed:

•	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares;

•	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or

•	in any case, 5% of the average daily trading volume (number of shares) on the Taiwan Stock Exchange or the GreTai Securities Market for the ten consecutive trading days preceding the reporting day on which day the director, supervisor, manager or substantial shareholder or their respective spouse, minor child or nominee reports the intended share transfer to the Securities and Futures Bureau.

These restrictions do not apply to block trading, auction sale, purchase by auction, after-hour trading and sales or transfers of our ADSs. However, these restrictions will apply to sales of common shares upon withdrawal.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

ADSs are evidenced by certificates that are commonly known as American depositary receipts, or ADRs. The selling shareholders are selling our common shares in the form of ADSs evidenced by ADRs. Our depositary, The Bank of New York, will execute and deliver the ADRs. Each ADS represents ten common shares (or the right to receive ten common shares) that the selling shareholders will deposit with the custodian, The International Commercial Bank of China, in Taipei, Taiwan, Republic of China. Each ADS also represents securities, cash or other property deposited with the depositary but not distributed to ADS holders. The depositary’s Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286. Its principal executive office is located at The Bank of New York, One Wall Street, New York, New York 10286. The custodian’s office is located at 3rd Floor, #2, Chung-King South Road, Section 1, Taipei, Taiwan, Republic of China.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The laws of the Republic of China govern shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary.

The deposit agreement and the ADSs are governed by New York law. However, our obligations to our shareholders will continue to be governed by the laws of the Republic of China, which are different from the laws of the United States. In addition, we note that laws and regulations of the Republic of China may restrict the deposit and withdrawal of our common shares in or from the ADS facility.

The following is a summary of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement, including the form of the American Depositary Receipt. Directions on how to obtain copies of these are provided under the caption “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting taxes, fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent.

•

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the government is needed and cannot be obtained, the agreement allows the depositary to distribute the NT dollars only to those ADS holders to whom it is possible to do so or, in its discretion, it will hold the NT dollars for and on your behalf if it cannot convert for the account of the ADS holders who have not been paid. It will not invest the NT dollars and it will not be liable for any interest.

•	Before making a distribution the depositary will deduct any withholding taxes that must be paid under Republic of China law. See “Taxation — Republic of China Taxation — Dividends.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the NT dollars, you may lose some or all of the value of the distribution.

•	Common shares. The depositary may distribute new ADSs representing any common shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The depositary will only distribute whole ADSs. It will sell common shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, subject to applicable laws and regulations, each ADS will also represent the new common shares.

•	Rights to receive additional common shares. If we offer holders of our securities any rights to subscribe for additional common shares or any other rights, the depositary may make these rights available to you. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and the depositary decides it is practical to sell, the depositary will sell the rights that are not exercised or distributed. The proceeds of the sale will be distributed to holders as a cash distribution. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

•	If the depositary makes rights available to you, it will exercise the rights and purchase the common shares on your behalf. The depositary will then deposit the common shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

•	U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, the depositary may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for changes needed to put the restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed for and on your behalf, in which case ADSs will also represent the newly distributed property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

Subject to the procedures required by Republic of China law described below, the depositary will deliver ADSs if you or your broker deposit common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its office to the persons you request.

Delivery by you of our common shares to the custodian for deposit in our ADS facility for issuances of additional ADSs against such deposits will be permitted only to the extent that the total number of ADSs outstanding after an issuance does not exceed the number of issued ADSs previously approved by the Republic of China Securities and Futures Bureau (plus any ADSs created by dividends or free distributions and exercise of pre-emptive rights).

How do ADS holders cancel ADSs and obtain common shares?

In order to withdraw our common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes, including stamp taxes or stock transfer taxes or fees, payable upon the transfer of our common shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

Upon surrender of ADSs and upon payment of the fees and expenses of the depositary and any taxes or other governmental charges, the depositary will deliver the common shares and any other deposited securities underlying the ADS to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

You will have the right to withdraw the common shares represented by your ADSs except:

•	for temporary delays that may arise because (1) the transfer books for our common shares or ADSs are closed or (2) our common shares are temporarily transfer restricted due to shareholders’ meeting or a payment of dividends;

•	when you owe money to pay fees, taxes and similar charges; and

•	for restrictions imposed by any U.S. or foreign law or governmental regulations relating to ADSs or the withdrawal of the common shares represented by your ADSs.

The deposit agreement may not be amended to impair your right to withdraw our common shares represented by your ADSs, except in order to comply with mandatory provisions of applicable law.

If you wish to withdraw common shares from the ADS facility, you will be required to register with Taiwan Stock Exchange as a foreign investor and you will be required to appoint a local agent in the Republic of China and to open a securities trading account with a local brokerage firm and a bank account to remit funds, exercise stockholders’ rights and perform other functions. Without registering with the Taiwan Stock Exchange, appointing the agents and opening a securities trading account and bank account, you would not be able to hold or to subsequently sell or otherwise transfer our common shares on the Taiwan Stock Exchange. In addition, you are required to appoint a local bank to act as custodian and for handling confirmation and settlement of trades, safekeeping of securities or cash proceeds and declaration of information. You also would be required to appoint a tax guarantor who will act as guarantor for your tax payment obligations.

Taiwan Disclosure Obligations

We may have various disclosure and reporting obligations to the Republic of China government upon the withdrawal of ADSs if:

(a) the person to be registered as our shareholder is our “related party” under Statement of Financial Accounting Standards No. 6 of the Republic of China and beneficially owns common shares withdrawn from the ADS facility; or

(b) the person to be registered as the holder of the underlying common shares withdrawn against the surrender of the ADSs will then own a number of common shares withdrawn from the ADS facility exceeding 10% of the common shares represented by ADSs.

Because of these obligations, we may ask the depositary to ask you to disclose certain information to us in accordance with the deposit agreement, including the name of the beneficial owner of the ADSs delivered for cancellation, and ask you to provide proof of identity and genuineness of any signature and other documents before it will cancel your ADSs. The withdrawal of shares represented by your ADSs may be delayed until the depositary receives the information and proof so requested and satisfactory evidence of your compliance with all laws and regulations. The information you are required to provide may include the name and nationality of the beneficial owner and the number of shares the beneficial owner is withdrawing or has withdrawn in the past.

Voting Rights

You may direct the exercise of voting rights with respect to the common shares represented by ADSs only in accordance with the provisions of the deposit agreement as described below and applicable Republic of China law. See “Risk Factors — Risks Relating to Ownership of Our ADSs — You will be more restricted in your ability to exercise voting rights than the holders of our common shares, which may diminish your influence over our corporate affairs and may reduce the value of your ADSs.” You will not have the same voting rights as the holders of our common shares, which may affect the value of your ADSs. If you wish to withdraw the common shares, you must register with the Taiwan Stock Exchange as a foreign investor, appoint a local agent and open a securities trading account with a local brokerage firm and a bank account as discussed above. Even if you do all this, however, you might not have enough time to register your common shares for voting purposes before the shareholder register is closed. See “Description of Share Capital — Meetings of Shareholders” and “— Register of Shareholders and Record Dates.”

Except as described below, you will not be able to exercise voting rights attaching to the common shares represented by the ADSs on an individual basis. Under the deposit agreement, a shareholder’s voting rights attaching to shareholdings in a Republic of China company must, as to all matters subject to a vote of shareholders (other than the election of directors and supervisors), be exercised as to all shares held by the shareholder in the same manner. Accordingly, the voting rights attaching to the common shares represented by ADSs must be exercised as to all matters subject to a vote of shareholders by the depositary or its nominee, who represents all holders of ADSs, collectively in the same manner, except in the case of an election of directors and supervisors. Directors and supervisors are elected by cumulative voting.

In the deposit agreement, you will appoint the depositary as your representative to exercise the voting rights with respect to the common shares represented by your ADSs.

We will provide the depositary with copies (including English translations) of notices of meetings of our shareholders and the agenda of these meetings. These materials will contain an indication of the number of directors or supervisors to be elected if an election of directors or supervisors is to be held at the meeting. The depositary will also mail to holders a voting instruction form if we ask the depositary to do so. In order to be valid, the holder of ADSs must complete, sign and return to the depositary the voting instruction form by a date specified by the depositary. The number of directors or supervisors to be elected may change after the depositary has mailed the voting instruction form to you. If a change were to occur, the depositary would be unable to follow your exact voting instructions and may calculate your votes according to procedures not inconsistent with the provisions of the deposit agreement.

We cannot assure you that you will receive the materials in time to ensure that you can instruct the depositary to vote the common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the common shares represented by your ADSs are not voted as you requested.

Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors and supervisors, if persons together holding at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisors), the depositary will notify our chairman or such person as he may designate of such instructions. The depositary will appoint the chairman or his designated person to serve as your designated representative and that of the depositary’s or its nominee. The designated representative will attend the meeting and vote all the common shares represented by ADSs in the manner so instructed by those holders.

If, for any reason, the depositary has not by the date specified by it received instructions from persons together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any resolution specified in the agenda for a meeting (other than for the election of directors or supervisors), then you will be deemed to have instructed the depositary or its nominee to authorize and appoint the designated representative as your representative and that of the depositary’s or its nominee to attend the meeting and vote all the common shares represented by all ADSs as the designated representative deems appropriate in his sole discretion with respect to the resolution or resolutions, which may not be in your interests. However, no authorization will be given with respect to any matter as to which the designated representative informs the depositary that he does not wish to be so authorized, in which event the depositary will not vote at the relevant meeting. The depositary will, however, take such action as is necessary to cause all the common shares represented by ADSs to be counted for the purpose of satisfying applicable quorum requirements.

The depositary will notify the designated representative of the instructions for the election of directors and supervisors received from you and appoint the designated representative as your representative and that of the depositary’s or its nominee to attend any meeting and vote the common shares represented by ADSs as to which the depositary has received instructions from you for the election of directors and supervisors, subject to any restrictions imposed by the law of the Republic of China and our articles of incorporation. If, by the date specified by the depositary, you have not delivered instructions to the depositary, you will be deemed to have instructed the depositary to authorize and appoint the designated representative as your representative and that of the depositary’s or its nominee to attend the meeting and vote, at his sole discretion, all the common shares represented by ADSs as to which the depositary has not received instructions from you for the election of directors and supervisors as the designated representative deems appropriate, which may not be in your best interests. However, no authorization will be given with respect to any election of directors or supervisors as to which the designated representative informs the depositary that he does not wish to be so authorized, in which event the depositary will attend such meeting and will vote those common shares represented by the ADSs as to which it has received instructions from you for the election of directors and supervisors in the manner so instructed. The depositary will not vote at the relevant meeting any common shares evidenced by ADSs if the depositary has not received instructions from you for the election of directors and supervisors. However, the depositary will take all necessary actions to cause all common shares evidenced by the ADSs to be counted for the purpose of satisfying quorum requirements.

By continuing to hold ADSs or any interest in the ADSs, you will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as these provisions may be amended from time to time.

The depositary will not, and the depositary will endeavor to ensure that the custodian and their respective nominees (including the designated representative) do not (except as described above), exercise any discretion as to voting, nor vote or attempt to exercise the right to vote that attaches to deposited securities, other than in accordance with instructions received as herein provided.

Beneficial owners of ADSs are entitled to exercise their voting rights only through the procedures applicable to the registered holder of the ADSs in which they have a beneficial interest.

When exercising voting rights on a cumulative basis for the election of directors and supervisors, the aggregate votes to be cast for each candidate will be reduced by the applicable amount. You may vote the common shares that you have withdrawn and transferred on our register of shareholders. However, you may not receive sufficient advance notice of our shareholder meetings to enable you to withdraw your shares and vote at such meetings.

Fees and Expenses

ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion thereof)	• Each issuance of an ADS, including as a result of a distribution of common shares or rights or other property
• Each cancellation of an ADS, including if the deposit agreement terminates
US$0.02 (or less) per ADS (or portion thereof)	• Any cash payment
A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	• Distribution of deposited securities other than cash or common shares to ADS holders
Registration or transfer fees

•  Transfer and registration of common shares on the common shares register of the registrar in the Republic of China from your name to the name of the depositary or its agent when you deposit or withdraw common shares

Expenses of the depositary	• Conversion of NT dollars to U.S. dollars
• Any charges incurred by the depositary or its agents for servicing the deposited securities
• Cable, telex, and facsimile transmission expenses as are expressly provided in the deposit agreement
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or common share underlying an ADS	• As necessary

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payment to you. It may also sell deposited securities, by public or private sale, subject to applicable laws and regulations, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•  Change the nominal or par value of our common shares

•  Reclassify, split up or consolidate any of the deposited securities

•  Distribute securities on the common shares that are not distributed to you

•  Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, common shares or other securities received by the depositary will become deposited securities. Subject to applicable laws and regulations, each ADS will automatically represent its equal common share of the new deposited securities.

The depositary may, and will if we ask them to, distribute some or all of the cash, common shares or other securities it received. Subject to applicable laws and regulations, it may also issue new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of the depositary, or prejudices an important right of ADS holders, it will only become effective 30 days after the depositary notifies you of the amendment. In no event may any amendment impair your right to surrender your ADSs and receive the common shares represented thereby, except in order to comply with mandatory provisions of applicable law. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADSs and the agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 180 days. In both cases, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will be required to do only the following under the agreement:

•	advise you that the agreement is terminated;

•	collect distributions on the deposited securities; and

•	deliver common shares and other deposited securities upon cancellation of ADSs.

One year after termination, the depositary will, if practical, sell any remaining deposited securities by public or private sale, subject to applicable laws and regulations. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash and with respect to indemnification. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to the depositary.

Limitations On Obligations and Liability to ADS Holders

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue or register transfer of an ADS, make a distribution on an ADS, or permit withdrawal of common shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary, our company or the registrar in Taiwan are closed or at any time if the depositary or our company thinks it advisable to do so.

Pre-Release of ADSs

In certain circumstances, subject to the provisions of the deposit agreement and to the extent permitted by any applicable law or regulation, the depositary may issue ADSs before deposit of the underlying common shares. This is called a pre-release of the ADS. To the extent permitted by law, the depositary may also deliver common shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying common shares are delivered to the depositary. The depositary may receive ADSs instead of common shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the common shares or ADSs to be deposited;

•	the pre-release must be fully collateralized with cash, U.S. government securities or such other collateral that the depositary considers appropriate; and

•	the depositary must be able to close out the pre-release on not more than five business days’ notice.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Ownership Restrictions

We may restrict deposits of our common shares where such deposit might result in ownership or beneficial ownership of our common shares that exceed the limits under applicable law or our articles of incorporation. We may instruct the depositary to take action with respect to the ownership interest of any holder in excess of any such limitation, including but not limited to refusing to accept common shares for deposit from a holder in excess of the applicable limitation if a deposit of common shares would result in a violation of the applicable limitations, to the extent such action is permitted by applicable law.

TAXATION

Republic of China Taxation

This section constitutes the opinion of Baker & McKenzie, our Republic of China counsel. The discussion describes the principal Republic of China tax consequences of the ownership and disposition of ADSs representing common shares and of common shares. It applies to you only if you are:

•	an individual who is not a citizen of the Republic of China, who owns ADSs or common shares and who is not physically present in Taiwan for 183 days or more during any calendar year; or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the Republic of China for profit-making purposes and has no fixed place or business agent in Taiwan.

You should also consult your tax advisors concerning the Republic of China tax consequences of owning ADSs and common shares in the Republic of China and any other relevant taxing jurisdiction to which they are subject.

Dividends

Dividends declared by us out of our retained earnings and distributed to you are subject to Republic of China withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of share dividends. However, a 10% Republic of China retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of such earnings that would reduce the 20% Republic of China withholding tax imposed on these distributions.

Share dividends paid by us out of our capital reserves which are derived from the issuance of shares at a premium are not subject to Republic of China withholding tax.

Capital gains

Gains from the sale of property in the Republic of China are generally subject to Republic of China income tax. However, under current Republic of China law, capital gains on securities transactions (including sale of common stock) are exempt from income tax.

Sales of ADSs by you are regarded as transactions relating to property located outside the Republic of China and thus any gains derived therefrom are currently not subject to Republic of China income tax.

Preemptive rights

Distributions of statutory preemptive rights for common shares in compliance with Republic of China law are not subject to any Republic of China tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory preemptive rights which are not evidenced by securities are subject to capital gains tax at the rate of:

•	35% of the gains realized if you are a natural person; or

•	25% of the gains realized if you are an entity that is not a natural person.

Subject to compliance with Republic of China law, we, at our sole discretion, can determine whether statutory preemptive rights shall be evidenced by issuance of securities.

Securities transaction tax

A securities transaction tax, at the rate of 0.3% of the gross amount received, payable by the seller will be withheld upon a sale of common shares in Taiwan. Transfers of ADSs are not subject to Republic of China securities transaction tax. According to a letter issued by the Ministry of Finance of the Republic of China in 1996, withdrawal of common shares from the deposit facility will not be subject to Republic of China securities transaction tax.

Estate and gift tax

Republic of China estate tax is payable on any property within Taiwan of a deceased person who is a non-resident individual, and Republic of China gift tax is payable on any property within Taiwan donated by any such person. Estate tax is currently payable at rates ranging from 2% of the first NT$670,000 to 50% of amounts over NT$111,320,000. Gift tax is payable at rates ranging from 4% of the first NT$670,000 to 50% of amounts over NT$50,090,000. Under Republic of China estate and gift tax laws, common shares issued by Taiwan companies are deemed located in Taiwan regardless of the location of the owner. It is not clear whether the ADSs will be regarded as property located in Taiwan under Republic of China estate and gift tax laws.

Tax treaty

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with, Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium and Denmark, which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

Retained Earnings Tax

Under the Republic of China income tax laws, a 10% retained earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When the company declares dividends out of those retained earnings, up to a maximum amount of 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-resident holders of its shares.

U.S. Federal Income Tax Considerations For U.S. Persons

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our shares and ADSs. The discussion set forth below is applicable to beneficial owners of our shares or ADSs that purchase ADSs in connection with this offering, that hold the shares or ADSs as capital assets and that are U.S. holders and non-residents of the Republic of China. You are a U.S. holder if you are:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person holding shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting stock;

•	an investor in a pass-through entity; or

•	a U.S. holder whose “functional currency” is not the United States dollar.

We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you should consult your tax advisor.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of the shares or ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS. Deposits or withdrawals of shares, actually or constructively, by U.S. holders for ADSs will not be subject to U.S. federal income tax. However, concern has been expressed that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the treatment of dividends set forth below. Accordingly, the tax consequences described below could be adversely affected by pre-release activities.

Taxation of Dividends

The amount of distributions (other than certain pro rata distributions of shares to all shareholders) you receive on your shares or ADSs, including net amounts withheld in respect of Republic of China withholding taxes, will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. These amounts will be includible in your gross income as ordinary income on the day you actually or constructively receive the distributions, which in the case of an ADS will be the date received by the depositary. You will not be entitled to claim a dividends received deduction with respect to distributions you receive from us.

With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation in taxable years beginning before January 1, 2011, on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation, provided further that the foreign corporation was not, in the year prior to the year in which the dividends are paid, and is not, in the year in which the dividends are paid, a passive foreign investment company (see “Passive Foreign Investment Company” below). Under current U.S. Treasury Department guidance, our ADSs, which are listed on the New York Stock Exchange, but not our common shares, are treated as readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in NT dollars will equal the U.S. dollar value of the NT dollars you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date received by the depositary, regardless of whether the NT dollars are actually converted into U.S. dollars. If the NT dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the NT dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the NT dollars will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your federal income taxes for the net amount of any Republic of China taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of Republic of

China taxes, any reduction of the amount withheld on account of a Republic of China credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADSs will generally be considered passive income from sources outside the United States. Further, a U.S. holder that:

•	has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, or

•	is obligated to make payments related to the dividends,

may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution you receive exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares or ADSs and thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares or ADSs. The balance in excess of adjusted basis, if any, will be taxable to you as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

It is possible that pro rata distributions of shares or ADSs to all shareholders may be made in a manner that is not subject to U.S. federal income tax. The basis of any new shares or ADSs so received will generally be determined by allocating your basis in the old shares or ADSs between the old shares and the new shares or ADSs, based on their relative fair market values on the date of distribution.

For U.S. tax purposes, any such tax-free share distribution and any distributions in excess of current and accumulated earnings and profits generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any Republic of China withholding tax imposed on such distributions unless you can use the credit against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Taxation of Capital Gains

When you sell or otherwise dispose of your shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. For foreign tax credit limitation purposes, such gain or loss will generally be treated as U.S. source. If you are an individual, and have held the shares or ADSs being sold or otherwise disposed for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.

Any Republic of China securities transaction taxes that you pay generally will not be creditable foreign taxes for U.S. federal income tax purposes, but you may be able to deduct such taxes, subject to certain limitations under the Code. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2005. In addition, based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for 2006. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Information Reporting and Backup Withholding

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate U.S. person. Such payments may also be subject to backup withholding if you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the U.S. Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

If you sell your shares or ADSs to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you establish an exemption. If you sell your shares or ADSs outside the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your shares or ADSs through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” as to the United States; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or

•	the foreign partnership is engaged in a United States trade or business,

unless you establish an exemption.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement dated the date of this prospectus with respect to the ADSs being offered by this prospectus. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, Morgan Stanley Services Limited, c/o Morgan Stanley Dean Witter Asia Limited, 30/F, Three Exchange Square, Central, Hong Kong and UBS AG, 52/F, Two International Financial Centre, 8 Finance Street, Central, Hong Kong are the representatives of the underwriters.

Underwriters	Number of ADSs
Goldman Sachs International	17,871,000
Morgan Stanley Services Limited	17,871,000
UBS AG	17,871,000
Capital Securities (Hong Kong) Ltd.	2,821,790

Total	56,434,790

The underwriting agreement provides that the obligations of the underwriters to purchase and pay for the ADSs offered by this prospectus are subject to certain conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders.

	Paid by the Selling Shareholders
Per ADS	US$	0.06031
Total	US$	3,403,582

ADSs sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$0.03619 per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the representatives of the underwriters may change the offering price and the other selling terms.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by brokers and dealers registered with the SEC. Goldman Sachs International is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co. Morgan Stanley Services Limited is expected to make offers and sales in the United States through its selling agent, Morgan Stanley & Co. Incorporated. UBS AG is expected to make offers and sales in the United States through its selling agent, UBS Securities LLC.

Concurrently with this offering, the Ministry of Transportation and Communications is separately offering 120,000,000 common shares in a public auction conducted solely within the Republic of China. The base price for the auction is NT$51.00 per common share, representing a discount of approximately 5.0% below the closing price of our common shares on the Taiwan Stock Exchange on September 28, 2006, the date of the auction.

We and the Ministry of Transportation and Communications have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, hedge or otherwise dispose of any of our common shares, ADSs or any securities convertible into or exchangeable for common shares or ADSs during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. This 90-day restricted period will be extended if, during the last 17 days of the 90-day restricted period we release earnings results or announce material news or a material event, or prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period. In such case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In connection with the offering, the underwriters may, subject to applicable laws and regulations, purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. The underwriters must close out any short position by purchasing ADSs in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made for the purpose of preventing or retarding a decline in the market price of the ADSs while the offering is in progress. There can be no assurance that the underwriters will undertake any such action.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Any of these activities by the underwriters may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time, but they must end no later than 30 days after the date of pricing of the ADSs. These transactions may be effected on the New York Stock Exchange or relevant exchange, in the over-the-counter market or otherwise.

Selling Restrictions

No action has been or will be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom.    No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) or in circumstances in which Section 21(1) of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Japan.    The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong.    The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Hong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer or (iii) by operation of law.

The Netherlands.    No offer of ADSs shall be made to the public in the Netherlands other than in compliance with the laws and regulations implemented in the Netherlands on the basis of Directive 2003/71/EC (for instance, by no such offer being made other than to qualified investors as defined in such laws and regulations, which includes, without limitation, legal entities which are authorized or regulated to operate in the financial markets or whose corporate purpose is solely to invest in securities and legal entities which have two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts).

Republic of China.    The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Republic of China.

People’s Republic of China.    This prospectus has not been and will not be circulated or distributed in the Peoples Republic of China, or PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

A prospectus in electronic format may be made available on the Internet web sites maintained by one or more underwriters or securities dealers. The representatives of the underwriters may agree to allocate a number of ADSs to the underwriters for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated by the representatives to the underwriters that may make Internet distribution on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Our ADSs are listed on the New York Stock Exchange under the symbol “CHT.”

We expect the ADSs offered hereby to begin trading on the New York Stock Exchange on the date on which the public offering price is determined. The underwriters expect to deliver the ADSs through the book-entry transfer facilities of The Depository Trust Company in New York, New York on the fourth business day after the date on which the public offering price is determined.

The underwriters or their respective affiliates may have, for their own accounts, entered into asset swaps, credit derivatives or other derivative transactions relating to the ADSs and/or our common shares in secondary market transactions. As a result of such transactions, the underwriters may hold long or short positions in the ADSs or derivatives or in our common shares. No disclosure will be made of any such positions. The underwriters or their respective affiliates may have purchased the ADSs and been allocated the ADSs for asset management and/or proprietary purposes and not with a view to distribution. Such purchases in aggregate accounted for less than 10% of the overall offering size.

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services to us for which they receive typical fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

We estimate that our total expenses for this offering will be approximately US$1.8 million, including SEC registration fees of US$102,594.50, printing fees of approximately US$200,000, legal fees of approximately US$720,000, accounting fees of approximately US$600,000 and other miscellaneous fees and expenses of approximately US$200,000. The underwriters have agreed to reimburse us or pay on our behalf the fees and expenses we incur in connection with this offering, and they have also agreed to bear their own expenses and certain of the expenses of the selling shareholders in connection with the offering. The underwriters estimate that such fees and expenses reimbursed to or paid on behalf of us and the selling shareholders will be approximately US$1.8 million in the aggregate. We have agreed to reimburse a portion of the expenses of the underwriters in the event this offering is terminated due to reasons determined by us not to be attributable to the underwriters (including adverse market conditions).

We and the selling shareholders have agreed to indemnify the several underwriters and their controlling persons against certain liabilities including liabilities under the Securities Act of 1933. If such indemnification is unavailable to the underwriters or insufficient to hold them harmless, then we or the selling shareholders have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Purchasers of the ADSs offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this prospectus.

This prospectus may be used by underwriters and dealers in connection with offers and sales of the ADSs, including ADSs initially sold by the underwriters in the offering being made outside the United States, to persons located in the United States.

Some of the underwriters and their affiliates have provided, and may in the future provide, investment banking and other services to us, our officers or our directors for which they have received or will receive customary fees and commissions.

Goldman Sachs International is acting as the global coordinator for this offering. Goldman Sachs International, Morgan Stanley Services Limited and UBS AG are acting as the joint bookrunners for this offering.

We expect that delivery of the ADSs will be made against payment therefor on or about the date specified on the cover page of this prospectus, which will be on or about the fourth business day following the date of pricing of the ADSs.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company limited by shares and incorporated under the Republic of China Company Law. The Ministry of Transportation and Communications is a part of the Republic of China government. Taiwan Mobile Co., Ltd. is a company limited by shares and incorporated under the Republic of China Company Law. All of our directors and executive officers, our supervisors and some of the experts named in this prospectus are residents of Taiwan and a substantial portion of our assets and the assets of those persons are located in Taiwan. As a result, it may be difficult for investors to effect service of process upon us or those persons within the United States, or to enforce against them judgments obtained in the United States courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. We, the Ministry of Transportation and Communications and Taiwan Mobile Co., Ltd. have agreed to appoint CT Corporation System of 111 Eighth Avenue, New York, New York as our respective process agent in New York in respect of legal proceedings relating to this offering. Service of process for U.S. legal proceedings may also be effected within Taiwan with the assistance of the courts of the Republic of China in accordance with the procedures set forth under the Law Governing the Extension of Assistance to Foreign Courts. We have been advised by Baker & McKenzie, our Republic of China counsel, that in their opinion any final judgment obtained against us or any of the selling shareholders in any court other than the courts of the Republic of China in connection with any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the Republic of China without further review of the merits only if the court of the Republic of China in which enforcement is sought is satisfied that:

•	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the Republic of China;

•	the judgment and the court procedure resulting in the judgment are not contrary to the public order or good morals of the Republic of China;

•	if the judgment was rendered by default, process was served on us or any of the selling shareholders within a reasonable period of time in accordance with the laws and regulations of the jurisdiction of the court or process was served on us or any of the selling shareholders with judicial assistance of the Republic of China; and

•	judgments at the courts of the Republic of China are recognized and enforceable in the court rendering the judgment on a reciprocal basis. Republic of China courts have recognized that judgments of the United States courts satisfy this reciprocity requirement.

A party seeking to enforce a foreign judgment in the Republic of China would be required to obtain foreign exchange approval from the Central Bank of China for the payment out of Taiwan of any amounts recovered in connection with the judgment denominated in a currency other than NT dollars if a conversion from NT dollars to a foreign currency is involved.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act with respect to our common shares. This prospectus is a part of that registration statement which includes additional information. A registration statement on Form F-6 has also previously been filed with the SEC with respect to the ADSs. You should refer to these registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the common shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer to. Since this prospectus may not contain all the information that you may find important, you should review a full text of these documents. We have included copies of these documents as exhibits to our registration statements.

We file annual reports on Form 20-F and periodic reports on Form 6-K with the SEC. You may read and copy any information filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov. The SEC website contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We are required to file annual reports on Form 20-F and submit reports on Form 6-K and other information with the SEC through the EDGAR system. The information contained in the SEC website is not a part of this prospectus.

We will furnish to The Bank of New York, as depositary for the ADSs, our annual reports. We will also furnish the depositary with quarterly reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We also will furnish the depositary with all notices of shareholders’ meeting and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives. Please see “Description of American Depositary Shares” in this prospectus for further details on the responsibilities of the depositary.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed or identified by us as being incorporated by reference will automatically update and supersede information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus incorporates by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2005;

•	our report on Form 6-K filed on September 22, 2006;

•	any annual report on Form 20-F filed by us with the SEC subsequent to the date hereof and prior to the termination of this offering; and

•	any report on Form 6-K submitted by us to the SEC subsequent to the date hereof and prior to the termination of this offering and identified by us as being incorporated by reference into this prospectus.

We will also furnish to each person, including any beneficial owner, to whom a prospectus for this offering is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request this information, at no cost, by writing or telephoning us at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China, Attention: Finance Division, telephone number 886-2-2344-5488.

VALIDITY OF SECURITIES

The validity of the ADSs and certain legal matters in connection with this offering regarding United States federal securities and New York state law will be passed upon for us by Simpson Thacher & Bartlett LLP. The underwriters are being represented by Sullivan & Cromwell LLP regarding matters of United States federal securities and New York state law. The validity of the common shares represented by the ADSs offered in this offering and certain legal matters as to Republic of China law will be passed upon for us by Baker & McKenzie and for the underwriters by Lee and Li. Simpson Thacher & Bartlett LLP may rely upon Baker & McKenzie and Sullivan & Cromwell LLP may rely on Lee and Li with respect to matters governed by Republic of China law.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s annual report on Form 20-F for the year ended December 31, 2005 have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte & Touche are located at 156 Minsheng East Rd., Section 3, 12th Fl., Taipei, Taiwan, Republic of China.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Chunghwa Telecom Co., Ltd.

56,434,790

American Depositary Shares

Representing

564,347,900 Common Shares

Goldman Sachs International

Morgan Stanley

UBS Investment Bank

Capital Securities (Hong Kong) Ltd.